

GOLDEN
MINERALS COMPANY

OTCQB: AUMN
TSX: AUMN

2025 Form 10-K

1312 17th St., Unit 2136
Denver, CO 80202
303-839-5060

www.goldenminerals.com

This page is intentionally blank.

CAUTIONARY INFORMATION

The information in this Annual Report to Stockholders of Golden Minerals Company (the "Company," "we," "us" or "Golden Minerals") was current as of April 30, 2026 and has been updated by subsequent press releases and filings with the United States Securities and Exchange Commission (the "SEC").

FORWARD-LOOKING STATEMENTS

The information in this Annual Report to Stockholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and under applicable Canadian securities laws. These statements include comments relating to (i) our anticipated near-term capital needs and potential sources of capital; (ii) our plans regarding exploration activities at the Sarita Este/Desierto project and the completion of the related joint venture documents and formation of the joint venture with Cascadero Copper Corporation ("Cascadero"); (iii) plans regarding our Sand Canyon exploration property in Nevada; (iv) projected spending for the twelve months ending December 31, 2026; and (v) statements concerning our financial condition, business strategies, business and legal risks, and our financial outlook for 2026, including anticipated expenditures and cash inflows during the year. These statements are subject to risks and uncertainties, including, but not limited to:

- The Company's expected near-term cash needs, including the need to raise additional cash in the near-term and whether we are able to raise the necessary capital required to continue our business on terms acceptable to us or at all;
- Higher than anticipated exploration, maintenance, general and administrative costs;
- Plans regarding further advancement of the Sarita Este/Desierto project, including completion of the Desierto joint venture documents with Cascadero;
- Plans regarding further advancement of the Sand Canyon project, including completion of the joint venture documents with Golden Gryphon Explorations, Inc.;
- Decreases in silver and gold prices;
- Unfavorable results of pending employment litigation;
- Risks related to our exploration properties, including unfavorable results from exploration and whether we will be able to advance our exploration properties;
- Variations in the nature, quality and quantity of any mineral deposits that are or may be located at our exploration properties, changes in interpretations of geological information, and unfavorable results of drilling, metallurgical and other tests;
- Potential delays in our exploration activities or other activities to advance properties towards mining resulting from environmental consents or permitting delays or problems, accidents, problems with contractors, disputes under agreements related to exploration properties, high or unanticipated costs and other unexpected events;
- Our ability to retain key management and exploration personnel necessary to successfully operate and grow our business;
- Economic and political events negatively affecting the market prices for gold, silver, zinc, lead and other minerals that may be found on our exploration properties;
- Political and economic instability in Argentina and other countries in which we conduct our business, and future actions of any of these governments with respect to nationalization of natural resources or other changes in mining or taxation policies;
- Adverse technological changes and cybersecurity threats;
- Volatility in the market price of our common stock; and
- The factors set forth under "Risk Factors" in Item 1A in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, which is bound with and included in this Annual Report to Stockholders.

This page is intentionally blank.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 1-13627

GOLDEN MINERALS COMPANY
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	**26-4413382**
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1312 17th St., Unit 2136	
Denver, Colorado	**80202**
(Address of principal executive offices)	(Zip Code)

(303) 839-5060
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☒   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by checkmark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2025 was approximately $2.71 million, based on the closing price of the registrant's common stock of $0.18 per share on the OTC on June 30, 2025. For the purpose of this calculation, the registrant has assumed that its affiliates as of June 30, 2025 included all directors and officers and one shareholder that held approximately 10% of its outstanding common stock. The number of shares of common stock outstanding on March 31, 2026 was 15,053,048.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the 2026 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K.

GOLDEN MINERALS COMPANY
FORM 10-K
YEAR ENDED DECEMBER 31, 2025

INDEX

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "dollars" or "$" are to United States dollars.

References herein to the "Company," "we," "us" or "Golden Minerals" refer to Golden Minerals Company and, unless context requires otherwise, its subsidiaries.

FORWARD-LOOKING STATEMENTS

Some information contained in or incorporated by reference into this Annual Report on Form 10-K (this "Form 10-K") may contain forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. We use the words "anticipate," "continue," "likely," "estimate," "expect," "may," "could," "will," "project," "should," "believe" and similar expressions (including negative and grammatical variations) to identify forward-looking statements. These statements include comments relating to (i) our anticipated near-term capital needs and potential sources of capital; (ii) our plans regarding exploration activities at the Desierto project and the completion of the related joint venture documents and formation of the joint venture with Cascadero Copper Corporation ("Cascadero"); (iii) plans regarding our Sand Canyon exploration property in Nevada; (iv) projected spending during 2026; and (v) statements concerning our financial condition, business strategies, business and legal risks, and our financial outlook for 2026, including anticipated expenditures and cash inflows during the year. Although we believe the expectations and assumptions reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations and assumptions will prove to be correct. Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various factors described in this Form 10-K, including:

- The Company's expected near-term cash needs, including the need to raise additional cash in the near-term and whether we are able to raise the necessary capital required to continue our business on terms acceptable to us or at all;
- Higher than anticipated exploration, maintenance, general and administrative costs;
- Plans regarding further advancement of the Sarita Este/Desierto project, including completion of the Desierto joint venture documents with Cascadero;
- Plans regarding further advancement of the Sand Canyon project, including completion of the joint venture documents with Golden Gryphon Explorations, Inc.;
- Decreases in silver and gold prices;
- Unfavorable results of pending employment litigation;
- Risks related to our exploration properties, including unfavorable results from exploration and whether we will be able to advance our exploration properties;
- Variations in the nature, quality and quantity of any mineral deposits that are or may be located at our exploration properties, changes in interpretations of geological information, and unfavorable results of drilling, metallurgical and other tests;
- Potential delays in our exploration activities or other activities to advance properties towards mining resulting from environmental consents or permitting delays or problems, accidents, problems with contractors, disputes under agreements related to exploration properties, high or unanticipated costs and other unexpected events;
- Our ability to retain key management and exploration personnel necessary to successfully operate and grow our business;
- Economic and political events negatively affecting the market prices for gold, silver, zinc, lead and other minerals that may be found on our exploration properties;
- Political and economic instability in Argentina and other countries in which we conduct our business, and future actions of any of these governments with respect to nationalization of natural resources or other changes in mining or taxation policies;
- Adverse technological changes and cybersecurity threats;
- Volatility in the market price of our common stock; and
- The factors set forth under "Risk Factors" in Item 1A of this Form 10-K.

Many of these factors are beyond our ability to control or predict. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known and unknown risks and uncertainties. You should not unduly rely on any of our forward-looking statements. These statements speak only as of the date of this Form 10-K. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this Form 10-K.

CONVERSION TABLE

In this Form 10-K, figures are presented in both United States standard and metric measurements. Conversion rates from United States standard measurement systems to metric and metric to United States standard measurement systems are provided in the table below. All currency references in this Form 10-K are to United States dollars, unless otherwise indicated.

U.S. Unit	Metric Measure	Metric Unit	U.S. Measure
1 acre	0.4047 hectares	1 hectare	2.47 acres
1 foot	0.3048 meters	1 meter	3.28 feet
1 mile	1.609 kilometers	1 kilometer	0.62 miles
1 ounce (troy)	31.103 grams	1 gram	0.032 ounces (troy)
1 ton	0.907 tonnes	1 tonne	1.102 tons

GLOSSARY OF SELECTED MINING TERMS

"**Base metal**" means a classification of non-ferrous metals usually considered to be of low value and higher chemical activity when compared with the precious metals (gold, silver, platinum, etc.). This nonspecific term generally refers to the high-volume, low-value metals copper, lead, tin, and zinc.

"**Claim**" means a mining interest giving its holder the right to prospect, explore for and exploit minerals within a defined area.

"**Concession**" means a grant or lease of a tract of land made by a government or other controlling authority in return for stipulated services or a promise that the land will be used for a specific purpose.

"**Deposit**" means an informal term for an accumulation of minerals.

"**Exploration stage**" means a property that has no mineral reserves disclosed.

"**Feasibility study**" means a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

"**Grade**" means the metal content of mineralized material which for precious metals is usually expressed in troy ounces per ton (2,000 pounds) or in grams per metric tonne, which contains 2,204.6 pounds or 1,000 kilograms.

"**Indicated mineral resource**" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

"**Inferred mineral resource**" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

"**Measured mineral resource**" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

"**Mineralization**" means the concentration of metals within a body of rock.

"**Mineral reserve**" means an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

"**Mining**" means the process of extraction and beneficiation of mineral reserves or mineral deposits to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves or mineral deposits are expanded during the life of the mine activities as the exploration potential of the deposit is realized.

"**Mining claim**" means a mining interest giving its holder the right to prospect, explore for and exploit minerals within a defined area.

"**National Instrument 43-101**" or "**NI 43-101**" means the standards of disclosure for mineral projects prescribed by the Canadian Securities Administrators.

"**Net smelter return royalty**" or "**NSR royalty**" means a defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.

"**Open pit**" means a mine working or excavation open to the surface.

"**Ore**" means material containing minerals that can be economically extracted.

"**Outcrop**" means that part of a geologic formation or structure that appears at the surface of the earth.

"**Oxide**" means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen).

"**Precious metal**" means any of several relatively scarce and valuable metals, such as gold and silver.

"**Probable mineral reserves**" means the economically mineable part of an indicated and, in some cases, a measured mineral resource.

"**Proven mineral reserves**" means the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

"**Reclamation**" means the process of returning land to another use after mining is completed.

"**Recovery**" means that portion of the metal contained in the ore that is successfully extracted by processing, expressed as a percentage.

"**Rock formation**" means a distinct layer of sedimentary or volcanic rock of similar composition.

"**S-K 1300**" means subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, which sets forth the rules and regulations for disclosure by registrants engaged in the mining industry.

"**Sampling**" means selecting a fractional part of a mineral deposit for analysis.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Sediment**" means solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the earth's surface at ordinary temperatures in a loose, unconsolidated form.

"**Sedimentary**" means formed by the deposition of Sediment.

"**Stockpile**" means discordant igneous intrusion having a surface exposure of less than 40 square miles.

"**Sulfide**" means a compound of sulfur and some other metallic element or elements where sulfur is in the unoxidized form.

"**Tertiary**" means the first period of the Cenozoic Era (after the Cretaceous of the Mesozoic Era and before the Quaternary) thought to have covered the span of time between 2 to 3 million years ago and 65 million years ago.

"**Vein**" means a fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

"**Waste**" means rock lacking sufficient grade and/or other characteristics of ore.

PART I

ITEMS 1 AND 2: BUSINESS AND PROPERTIES

Overview

We are an exploration company holding majority control in the Desierto and Sarita Este concessions, adjoining gold-silver-copper exploration projects located in northwest Salta Province Argentina (the "Sarita Este/Desierto project"); a 60% interest in Sand Canyon, an exploration stage, gold-silver project in northwestern Nevada; and other immaterial mineral exploration properties located primarily in or near historical precious metals producing regions in Argentina and Mexico.

We are primarily focused on advancing exploration activities at the Sarita Este/Desierto project and the Sand Canyon project, as further described below under "*Description of Properties — Sarita Este*" and "*—Desierto*" and "*Description of Properties — Sand Canyon*". We continue to review additional exploration opportunities, primarily in South America.

In 2024, our former Velardeña and Chicago gold-silver mining properties (the "Velardeña Properties") were classified as discontinued operations held for short-term sale. We had entered into four separate sales agreements (collectively, the "Velardeña Sales Agreements") to sell the Velardeña and Chicago mines, including both sulfide and oxide processing plants, water wells, and related equipment, to a privately held Mexican company (the "Velardeña Buyer") for an aggregate purchase price of $5.5 million in cash, plus value added tax ("VAT"). The transactions under the first three of the Velardeña Sales Agreements, which included the combined sales of the Velardeña and Chicago mines, the sulfide processing plant and various related equipment were completed on June 20, 2024. The Velardeña Buyer agreed to pay $3.0 million plus VAT on July 1, 2024, to complete the transaction covered by the fourth Velardeña Sales Agreement, which included the oxide processing plant and water wells. The Velardeña Buyer made periodic payments and completed the purchase price of $3 million plus VAT in October 2025, upon which we transferred the title to the oxide plant and the water wells to the Velardeña Buyer. We have no further involvement with the Velardeña Properties.

In addition to the sale of the Velardeña Properties, over the course of the previous two years, we have been focused on monetizing our non-core assets. In 2024, we completed the sales of El Quevar, our former advanced exploration silver property in Argentina, for $3.5 million, the Yoquivo gold-silver project located in the Chihuahua State, Mexico for $0.57 million, and one of our Mexican subsidiaries holding tax losses for $0.45 million. In 2025, we completed the sale of additional Mexican subsidiaries holding the Rodeo mine, tax losses and several property concessions for combined proceeds of $0.67 million and extinguishment of all labor claims and certain liabilities, including our reclamation obligation for Rodeo Following these transactions, we have retained only limited interests in Mexico, consisting primarily of one subsidiary that holds certain tax loss carryforward and tax credits, which the Company is evaluating for potential sale or other monetizing opportunities.

During 2025, we focused on permitting, technical evaluation and advancing discussions with Cascadero related to the Sarita Este and Desierto properties in Argentina. We completed the joint venture documents with respect to the Sarita Este property and continue working with Cascadero to complete the joint venture documents on the Desierto property. In Nevada, we continued to hold the Sand Canyon exploration property, worked on completion of joint venture documentation and pursued activities consistent with maintaining the property in good standing while evaluating options for advancement or sale.

Because we no longer have operating properties to generate cash flow nor hold any significant assets for sale, we are evaluating and pursuing alternatives to obtain funds to continue as a going concern, including seeking buyers or partners for certain of the Company's other assets or obtaining equity or other external financing. In the absence of additional cash inflows, the Company anticipates that its cash resources will be exhausted in the second quarter of 2026. If we are unable to obtain additional cash resources or sell the Company, we will be forced to cease operations and liquidate. See "—*Liquidity, Capital Resources and Going Concern—2026 Liquidity Forecast and Going Concern Qualification*" below.

This discussion should be read in conjunction with the section entitled "*Management's Discussion and Analysis of Financial Condition and Results of Operation*" included in this Form 10-K.

Our principal office is located at 1312 17th St., Unit 2136, Denver, CO 80202, and our registered office is the Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.

Company History

We were incorporated in Delaware under the Delaware General Corporation Law in March 2009. From March 2009 through September 2011, we focused on the advancement of our El Quevar silver project in Argentina. In September 2011, we completed a business combination transaction with ECU Silver Mining Inc. ("ECU"), resulting in our ownership of the Velardeña and Chicago silver, gold and base metals mines located in the Velardeña mining district in the State of Durango, Mexico, which the Company most recently operated from December 2023 until March 2024. The Company sold its mines and most of its other assets in Mexico in 2024 and 2025.

Corporate Structure

Golden Minerals Company, headquartered in Denver, Colorado, is the operating entity through which we conduct our business. We have a number of wholly owned subsidiaries organized throughout the world, including in the United States, Mexico, Canada, Argentina, and Europe. We generally hold our exploration rights and properties through subsidiaries organized in the countries in which our rights and properties are located.

Summary of Mining Properties

We do not have mineral reserves as defined under S-K 1300 and therefore all of our mining properties are considered to be in the exploration stage. We have five mining properties, which are listed under "*Summary of Certain Mining Properties*" below. In total, Golden Minerals' properties, including our options, cover in excess of 6,200 hectares.

Property Locations

Argentina Properties



United States Property


Nevada
Sand Canyon
National
Sleeper
Twin Creeks
Midas
Getchell
Pinson
Sandman
Winnemucca
Preble
Hycroft
Rosebud
Adelaide
Lone Tree
Marigold
Gold Deposits
Sand Canyon Project
20
Miles

Summary of Certain Mining Properties

Argentina

Property	Mine and Mineral Types	Ownership, Operator, and Permitting	Facilities and Processing Plants	Recent Activities
Desierto[1]	Gold and silver exploration.	33% ownership with an option to increase its ownership to 67%. Two mining concessions (totaling 2505 hectares). Drill permit active.	No significant facilities.	The Company has joint venture agreement under discussion with Cascadero which has a 33% interest.
Sarita Este[1]	Gold, silver and copper exploration.	51% ownership. JV documentation completed. One concession totaling 830 hectares. Drill permit received.	No significant facilities.	Historic drilling has been conducted on Sarita Este. Golden Minerals drilled 4,923 meters in 51 diamond drill holes between 2020 and 2022. Cascadero has a 49% interest.
Carolina and Tocota	Preliminary mineral exploration.	100% ownership interest. Concessions located in the San Juan and Santa Cruz provinces.	No significant facilities.	No material exploration work has been conducted to date on Carolina. Historic drilling has been conducted on Tocota.

Nevada, United States

Property	Mine and Mineral Types	Ownership, Operator, and Permitting	Facilities and Processing Plants	Recent Activities
Sand Canyon [2]	Gold and silver exploration.	60% interest from Golden Gryphon Enterprises. Full JV documentation is in progress. 354 claims totaling 2,923 hectares. Drill permit received.	No significant facilities.	Currently evaluating results and considering future activities.

Mexico

Property	Mine and Mineral Types	Ownership, Operator, and Permitting	Facilities and Processing Plants	Recent Activities
Par de Tres 2	Preliminary mineral exploration.	100% ownership interest . Concession located in Durango.	No significant facilities.	No material exploration work has been conducted to date.

(1) See "*Description of Properties — Desierto*" *and "Description of Properties — Sarita Este*" for additional details.
(2) See "*Exploration Properties — Sand Canyon*" for additional details.

Quality Assurance and Quality Control

Our internal controls relating to Quality Assurance and Quality Control ("QA/QC") consist of monitoring the chain of custody of samples and including blanks, duplicates, and reference material standards in each batch of samples for lab analysis, consistent with industry standards and best practices. Additionally, umpire check assays are regularly submitted and analyzed to ensure lab performance, as well as continuous oversight and review by senior staff to ensure all QA/QC procedures and protocols are followed under company standards and guidelines.

Qualified Persons

Scientific and technical information contained in this Form 10-K was reviewed and approved by Warren Rehn of Rehn Consulting LLC, who is a "qualified person" as defined by National Instrument 43-101. Mr. Rehn is the former President and Chief Executive Officer of the Company and has entered into a consultant agreement with the Company.

No Proven or Probable Mineral Reserves/Exploration Stage Company

We are considered an exploration stage company under the criteria of S-K 1300 because we have not demonstrated the existence of mineral reserves at any of our properties. Mineral reserves cannot be considered proven or probable unless and until they are supported by a preliminary feasibility study or feasibility study, indicating that the mineral reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable.

We have not completed a preliminary feasibility study or feasibility study with regard to any of our properties to date. We expect to remain an exploration stage company for the foreseeable future. We will not exit the exploration stage until such time, if ever, that we demonstrate the existence of proven or probable mineral reserves that meet the guidelines under S-K 1300.

Description of Properties

Golden Minerals does not currently have any material properties. However, the Company is providing information on two of its exploration stage projects, the Desierto and Sarita Este properties in Argentina and the Sand Canyon project in the United States, to provide additional context regarding its ongoing exploration activities. Neither property has established reportable mineral resources as of December 31, 2025.

Desierto

Location and Access

The center of the 2,505 hectare property is located at 24.61 degrees S latitude and 67.77 degrees W longitude. Access to the Desierto property from the city of Salta is mostly by paved roads for approximately 176 km followed by all-weather gravel roads for 230 km via National Highway 51 and Provincial Highway 27. Numerous 4 x 4 trails cross the property. Travel time is 7 to 8 hours from the city of Salta. The Desierto I and Desierto II concessions are immediately adjacent to and south of the Sarita Este concession.

There is no permanent camp at the Desierto property. Accommodation and services for exploration workers are located at the village of Tolar Grande, about 30 km away. Tolar Grande has a population of approximately 175. Travel to the Desierto property includes crossing a portion of the Salar de Arizaro. The Salta - Antofagasta railway is located 9 km to the north and the Argentine to Chile high tension power line is 110 km to the east of the property. The area is sparsely populated and there is sufficient land for mining operations. Surface water is scarce but subsurface water can be obtained from the surrounding aquifers.

Property History

In July 2011 Golden Minerals acquired, through its wholly owned Argentina subsidiary, a one-third interest in the Desierto I and Desierto II concessions in the Tolar Grande municipality, Los Andes department, Salta Province, in the altiplano region of northwestern Argentina.

The first recorded exploration in the area was related to the Taca Taca Bajo copper-gold porphyry deposit, the center of which is located 5 km to the northeast of the Desierto property. Mansfield Minerals was quite active in the area in the 1990's. Mansfield Minerals acquired the Desierto concessions and is thought to be the first company to recognize the gold mineralization in the Sarita Este/Desierto gold zone. In 2002, Mansfield entered into an agreement with Antares Minerals S.A. ("Antares"). Antares drilled four shallow angled core holes to test two quartz veins with high surface silver grades. The holes cut only low-grade silver mineralization, and the property was abandoned in 2010. No mineral resources or reserves have been established and no mineralized production has occurred on the Desierto property. The Desierto property does not have reportable mineral resources as of December 31, 2025.

Title and Ownership Rights

By mutual agreement with two other parties who were also successful in a 2011 province-run lottery process to acquire the concessions, ownership of the Desierto I and Desierto II concessions is shared with a subsidiary of Cascadero, which is publicly listed on the TSXV, and a private Argentinian company, Pacha Minerals, each of the three parties with a one-third interest. The concessions total 2505 hectares and are located immediately south of the Sarita Este concession and southwest of the Taca Taca copper-gold deposit owned by First Quantum Minerals. In July 2019 Golden Minerals entered into an option agreement with Pacha Minerals to acquire its one-third interest in the Desierto Concessions. The agreement calls for payments of $1.5 million over 6 years for 28.33% of the 33.33% interest controlled by Pacha Minerals. Remaining annual payments required under the option are $200,000, and $800,000 due in July of 2026 and 2027. Golden Minerals holds a further option to purchase the remaining 5% for an additional payment of $1 million with no defined time limit. Pacha will retain a 0.5% NSR royalty interest upon the sale of the entirety of its one-third interest.

The Desierto concessions are located on Argentine federal land within the municipality of Tolar Grande in Salta Province. The surface rights in the area are not allocated or granted to private parties. Salta province has set a 3% royalty on production value subject to deductions for some costs of production.

Cascadero Joint Venture

In 2021 Cascadero and Golden Minerals signed a non-binding letter agreement to form a joint venture on the Desierto concessions. The letter agreement provided that Golden Minerals would contribute its option on the Pacha Minerals interest to the joint venture. The parties agreed to split the payments for the option according to the proposed joint venture interests. The parties agreed to delay the formation of the joint venture while legal action was underway to unwind the cancelation of the Desierto I concession, a decision made in error by the Salta Ministry of Mines. That legal action was successfully completed in November of 2024. On March 25, 2025, Golden Minerals decided not to contribute the Pacha option to the proposed joint venture and now has an 67% interest in the project. The parties are currently in negotiations over the documents regarding the formation of a joint venture.

Geology and Mineralization

The properties are located in the southern portion of the Sierra de Taca Taca, a mountain range formed of uplifted Ordovician granite along a fault located at the western margin of the Salar de Arizaro. To the west and paralleling the salar margin, lies a 2 km wide graben that likely postdates the uplift faulting. The properties of Sarita Este and Desierto I and II lie between these two major structures. Although the granite is cut by numerous dykes from the Late Permian through to Triassic, it is thought that the Oligocene rhyodacitic intrusions are responsible for the majority of the copper porphyry mineralization in the area. Volcanic hosted gold veining on the Sarita Este and Desierto I properties is epithermal in character and likely related to Tertiary intrusive activity. Geological mapping, alteration patterns and geochemical anomalies suggest the potential presence of a broader mineralized system at shallow depths to the south of Sarita Este on the Desierto I concession.

The prominent feature on the eastern portion of the concessions is the Ordovician Taca Taca granitic batholith which has been intruded by Permo - Triassic syenite to trachyte dykes and local monzonite plugs. The north-central portion of the area is dominated by a Late Permian volcanic unit. The northwest central portion of the area is covered by a recent dacitic dome and related intermediate to felsic volcanic rocks. The dome and related volcanics occupy what appears to be a large 2 km wide graben structure. West of the graben lie granite and quartz monzonite of the Sierra de Taca Taca Range, hosting the Taca Taca Alto porphyry. Intermediate to felsic Tertiary volcanic tuffs, flows, and volcaniclastic sediments cover most of the southern portion of the concession area.

Alteration and Mineralization

Hydrothermal alteration related to prospective mineralization is parallel to, and zoned away from, the margins of the salar. The southern region is characterized by potassic and alunite-clay alteration in the vicinity of syenite/trachyte dykes. The central region is characterized by a weak sericite-clay-limonite alteration reminiscent of hanging wall alteration around a porphyry system. The westernmost alteration, before entering the large graben structure, is predominantly moderate to strong hematite. The surface alteration pattern suggests a deeper mineralizing system could be found at depth, centered in the region of the monzonite plugs. The volcanic unit, separating Taca Taca Bajo from the Sarita Este and Desierto I, has moderate hornfelsing.

Structurally the region is cut by an abundance of strong NW-SE and NNW-SSE linear features which are likely fault-related although there is little evidence of fault displacement. Regardless of their origin, the linear structures appear to control alteration and mineralization patterns. A 3 km x 1 km trend of silica 'ribs' representing veins extends south from the dacite dome into Desierto II. Sampling of the silica ribs has defined gold and silver grades of potential economic significance.

A permit has been approved for exploration drilling on the concessions, which is expected to commence in 2026 once the potential Cascadero joint venture agreement is completed, to test for the extension of gold mineralization encountered on the Sarita Este concession immediately north of Desierto I and to test several other prospective geochemical and geophysical anomalies on the Desierto property.

Sarita Este

Location and Access

Access to the Sarita Este property from the city of Salta is mostly by paved roads for approximately 176 km followed by all-weather gravel roads for 230 km via National Highway 51 and Provincial Highway 27. Numerous 4 x 4 trails cross the property. Travel time is 7 to 8 hours from the city of Salta. The center of the concession is located at 24.58 degrees S latitude and 67.77 degrees W longitude.

There is no permanent camp at the Sarita Este property. Accommodation and services for exploration workers are located at the village of Tolar Grande, about 30 km away. Tolar Grande has a population of approximately 175. Travel to the property includes crossing a portion of the Salar de Arizaro. The Salta - Antofagasta railway is located 9 kilometers to the north and the Argentine to Chile high tension power line is 110 km to the east of the property. The area is sparsely populated and there is sufficient land for mining operations. Surface water is scarce but subsurface water can be obtained from the surrounding aquifers.

Property History

There has been historical prospecting on the Sarita Este property, commencing with its discovery by Mansfield Minerals in 1996. Three small trenches were dug but not sampled in 2012. Historically, no systematic sampling had occurred on the property; however, grab samples from prospecting have yielded high grade gold results in excess of one ounce per ton. Limited historic mapping outlined encouraging sericitic and phyllic alteration that is coincident with the known mineralization.

Soil sampling, trench sampling, mapping and prospecting, ground and air magnetic surveys, and analysis of spectral imagery was carried out by Cascadero up to 2018 and by the Company after the option agreement was signed in 2019. Soil sampling delineated a gold in soil anomaly covering an area of about 1 square kilometer in the south central portion of the Sarita Este concession and extending south onto the Desierto I concession.

In the fourth quarter of 2021, we completed the first drill program ever conducted at Sarita Este, which involved drilling 10 diamond drill holes totaling 2,518 meters to explore untested epithermal gold-silver and copper porphyry targets. In January 2022, we announced assay results from the drill program, which we believe indicate the potential for a significant gold system. We completed a second drill program in June 2022 designed to offset and further delineate mineralization associated with the gold intervals encountered in the first drill program. The Sarita Este property does not have reportable mineral resources as of the year ended December 31, 2025.

Title and Ownership Rights

The 830 hectare Sarita Este concession is owned by the JV company, Arisaru Resources S.A., in which we hold a 51% interest and Cascadero a 49% interest.. There is a 1% NSR royalty on the Sarita Este concession to Northwestern Enterprises Ltd.

In December 2019, we entered into an option agreement with Cascadero to acquire a 51% interest in the Sarita Este concession. Under the agreement, the Company was required to complete exploration expenditures and drilling programs to earn its interest. Golden Minerals satisfied the earn-in requirements through earn-in expenditures totaling approximately $3.0 million, including drilling programs conducted between 2020 and 2023. Following completion of the earn-in requirements, the parties executed a joint venture agreement and formed a joint venture company, Arisaru Resources S.A., which holds the Sarita Este concession. Golden Minerals owns a 51% interest in Arisaru Resources S.A. and Cascadero holds the remaining 49%.

The Sarita Este concession is located on Argentine federal land within the municipality of Tolar Grande in Salta Province. The surface rights in the area are not allocated or granted to private parties. Salta province has set a 3% royalty on production value subject to deductions for some costs of production.

Geology and Mineralization

The basement lithologies in the map area consist of granodiorite and granite of Ordovician age referred to as the Taca Taca granite. The Taca Taca granite has been intruded by Late Permian granite and aplite rocks and overlain by Late Permian sediments and volcaniclastics. These have been cross cut and overlain by Eocene-Oligocene volcanic rocks of the Santa Inez complex, including rhyodacitic hypabyssal intrusions, dykes, flow domes, crystal lapilli tuff and crystal tuff. The west central portion of the property is covered by a recent dacitic dome. This large feature occupies an interpreted 2 km wide graben structure. The structural fabric observed in the Ordovician granite host rock of the Taca Taca Bajo deposit is characterized by the presence of discrete but widespread NNE-SSW and NW-SE trending, steeply dipping proto-mylonite to mylonite zones. The emplacement of Oligocene rhyodacitic dykes, quartz veining related to the porphyry system, fractures, and small scale faults were controlled by these pre-existing zones of structural weakness. The Sierra de Taca Taca region also contains an abundance of strong NW-SE and NNW-SSE lineaments.

The predominant style of mineralization on the property is oxidized gold bearing quartz-limonite after pyrite micro veins that also yield anomalous values in lead, zinc and copper. These veins occur within sinuous zones of mostly quartz-sericite and lesser clay altered crystal lapilli tuff. The Sarita Este soil geochemistry grid and resulting anomalous gold zone is positioned over these zones. Mineralization at the Taca Taca Bajo porphyry deposit to the northeast is Oligocene in age. Although no geochronology has been performed on the Sarita Este mineralization, it is believed to be of similar age.

Drill Results

Golden Minerals drilled 4,923 meters in 51 diamond drill holes between 2020 and 2022. Results indicate a contiguous area of gold mineralization along the south-central property boundary over an area of about 40,000 square meters defined by gold results in 25 drill holes. The best drill hole to date yielded 52.5m of 1.49 g/t Au and 5.2 g/t Ag from 0m, including 3.7m of 7.27 g/t Au and 12.1 g/t Ag. Other significant mineralized intervals are:

- 2.2m of 27.47 g/t Au and 3.1 g/t Ag from 14.8m, including 0.6m of 102.5 g/t Au and 10.6 g/t Ag
- 20.6m of 1.37 g/t Au and 3.0 g/t Ag from19.5m, including 10.9m of 2.01 g/t Au and 4. g/t Ag
- 5.2m of 1.65 g/t Au, 1.5 g/t Ag from 0m
- 16.3m of 1.56 g/t Au and 6.0 g/t Ag from 12m, including 2.8m of 3.04g/t Au and 8.5 g/t Ag
- 12.5m of 2.11 g/t Au and 2.5 g/t Ag from 23.5m, including 1.5m of 10.29 g/t Au and 2.7 g/t Ag
- 15.8m of 2.76g/t Au and 0.8 g/t Ag from 32.5m, including 4.3m of 8.39 g/t Au and 2.3 g/t Ag
- 9.5m of 2.39 g/t Au and 5.6 g/t Ag from 40.5m, including 3.5m of 4.84 g/t Au and 11.2 g/t Ag
- 6.3m of 4.38 g/t Au and 7.5 g/t Ag from 0m, including 2.5m of 9.14 g/t Au and 11.7 g/t
- 12.8m of 1.68 g/t Au and 6.2 g/t Ag from 7.0m
- 2.5m of 3.98g/t Au and 4.3g/t Ag from 28.5m
- 9.9m of 1.91 grams per tonne ("g/t") Au and 5.0 g/t Ag including 3.7m of 2.52 g/t Au and 5.3 g/t Ag
- 8.0m of 1.74 g/t Au and 1.0 g/t Ag including 1.0m of 12.0 g/t Au and 1.9 g/t Ag
- 3.7m of 1.64 g/t Au and 0.3 g/t Ag including 1.0m of 5.17 g/t Au and 0.3 g/t Ag

The gold mineralized area is open to the south, north, and east. The largest untested portion of the soil gold anomaly is to the south on the Desierto I concession. We believe that the assay results from these programs point to a potentially economic shallow oxidized gold system.

Sand Canyon

During the second quarter of 2019 we entered into an earn-in agreement with Golden Gryphon Explorations, Inc. ("Golden Gryphon") for the Sand Canyon project located in northwestern Nevada, where surface work has identified a large system of epithermal veins with potential for gold and silver deposits. The Sand Canyon property consists of 354 unpatented mining claims totaling approximately 7,223 acres (2,923 hectares). We earned a 60% interest in the Sand Canyon project by spending $2.5 million in exploration expenses over six years ending in 2024. In January 2025, we notified Golden Gryphon of our intent to exercise our earn-in right for a 60% interest in the project, and we are working to complete the joint venture documentation.

We completed an initial drill program of approximately 1,800 meters in 4 diamond drill holes in the first quarter 2020. The drill holes were placed to target surface geochemical and geophysical anomalies associated with epithermal veining observed in outcrops. Drill holes tested two epithermal vein target areas on the property, the DeLong Canyon target and the Sand Canyon target. The drill hole collared to test the DeLong Canyon target did not encounter any veins or significant anomalous geochemical values. Interpretation shows that a fault offset and rotation due to faulting likely caused the drill hole to miss the vein system as projected from surface. The three drill holes collared to test the veins and anomalies in the Sand Canyon target area all intersected narrow vein and breccia structures with low anomalous values of Ag, As, Sb, and Mo. No potentially economic concentrations of precious metals were encountered in any of the four drill holes. Plans for further testing of the mineralized system are being considered, including further drill targeting studies in areas of favorable geochemical anomalies and geologic structures.

Our Competitive Strengths and Business Strategy

We are focused on evaluating and advancing properties currently under company control in North and South America. Our exploration efforts will continue primarily at the Sarita Este/Desierto and Sand Canyon projects. We continue to review exploration opportunities, primarily in South America.

Experienced Management Team. Our board of directors and management combined have decades of experience in exploration, project development, and operations management, primarily in the Americas.

Executive Officers of Golden Minerals

Name	Age	Position
Pablo Castanos	54	President and Chief Executive Officer; Director
Anil Jiwani	46	Chief Financial Officer

Pablo Castanos (54). Mr. Castanos joined Golden Minerals in July 2023 as Executive Vice President and was appointed President and Chief Executive Officer in June 2024. Prior to joining Golden Minerals, since 2016, Mr. Castanos acted as a private investor in real estate development and construction. Mr. Castanos has more than twenty years of global and strategic expertise, including fifteen years in the mining industry, in positions focusing on strategic planning, finance, compliance, sustainability, government affairs and risk management. He holds a Master of Business Administration in Finance from Gabriela Mistral University in Santiago, Chile.

Anil Jiwani (46). Mr. Jiwani joined Golden Minerals as Chief Financial Officer in June 2025. He is an accomplished finance executive with nearly two decades of experience in accounting, financial management, and corporate governance. He currently serves as a Director and CFO of Inomin Mines Inc., a publicly listed company in the mining and exploration sector where he leads financial reporting and treasury management functions. Previously, Mr. Jiwani served as CFO of multiple reporting issuers where he directed financial operations, including public listing, and supported complex transactions such as reverse takeovers, and enhanced compliance across international jurisdictions. He also previously served as a Senior Manager at Avisar Chartered Professional Accountants, providing leadership for publicly listed companies, and as Manager in the Audit and Assurance Group at PwC LLP in Vancouver, Canada. He is a Chartered Professional Accountant (CPA, CA) in Canada and holds a Bachelor degree in Accounting and Information Technology from the University of Texas at Dallas. Mr. Jiwani's services are provided through an agreement with Avisar Everyday Solutions Ltd., where he also serves as Chief Operating Officer.

Metals Market Overview

We are a precious metals exploration company with silver and gold exploration properties in Argentina and Nevada. Descriptions of the markets for these metals are provided below.

Silver Market

Silver has traditionally served as a medium of exchange, much like gold. Silver's strength, malleability, ductility, thermal and electrical conductivity, sensitivity to light and ability to endure extreme changes in temperature combine to make it a widely used industrial metal. While silver continues to be used as a form of investment and a financial asset, the principal uses of silver are industrial, primarily in electrical and electronic components, photography, jewelry, silverware, batteries, computer chips, electrical contacts, and high technology printing. Silver's anti-bacterial properties also make it valuable for use in medicine and in water purification. Additionally, the use of silver in the photovoltaic and solar panel industries is growing rapidly, and new uses of silver are being developed in connection with the use of superconductive wire and radio frequency identification devices.

The following table sets forth for the periods indicated on the London Fix high and low silver fixes in U.S. dollars per troy ounce. On March 30, 2026, the closing price of silver was $70.05 per troy ounce.

	Silver	
Year	High	Low
2013	$ 32.23	$ 18.61
2014	$ 22.05	$ 15.28
2015	$ 18.23	$ 13.71
2016	$ 20.71	$ 13.58
2017	$ 18.56	$ 15.22
2018	$ 17.52	$ 14.13
2019	$ 19.31	$ 14.38
2020	$ 19.31	$ 12.01
2021	$ 28.89	$ 21.53
2022	$ 29.59	$ 17.77
2023	$ 26.03	$ 20.09
2024	$ 24.50	$ 22.09
2025	$ 83.76	$ 28.34
2026*	$ 121.65	$ 61.02

* Through March 30, 2026.

Gold Market

Gold has two main categories of use: fabrication and investment. Fabricated gold has a variety of end uses, including jewelry, electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold investors buy gold bullion, official coins and jewelry. The supply of gold consists of a combination of production from mining and the draw-down of existing stocks of gold held by governments, financial institutions, industrial organizations and private individuals.

The following table sets forth for the periods indicated on the London Fix PM high and low gold fixes in U.S. dollars per troy ounce. On March 30, 2026, the closing price of gold was $4,513 per troy ounce.

	Gold	
Year	**High**	**Low**
2013	$ 1,694	$ 1,192
2014	$ 1,385	$ 1,142
2015	$ 1,296	$ 1,049
2016	$ 1,366	$ 1,077
2017	$ 1,346	$ 1,151
2018	$ 1,355	$ 1,178
2019	$ 1,546	$ 1,270
2020	$ 1,672	$ 1,527
2021	$ 1,957	$ 1,685
2022	$ 2,039	$ 1,629
2023	$ 2,078	$ 1,811
2024	$ 2,171	$ 1,985
2025	$ 4,551	$ 2,615
2026*	$ 5,599	$ 4,099

* Through March 30, 2026.

Employees

As of March 31, 2026 we have three full-time employees in the United States.

Competition

There is aggressive competition within the mining industry for the acquisition of a limited number of mineral resource opportunities, and many of the mining companies with which we compete have greater financial and technical resources than we do. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties, as well as on exploration and advancement of their mineral properties. We also compete with other mining companies for the acquisition and retention of skilled mining engineers and mechanics, geologists, geophysicists and other experienced technical personnel. Our competitive position depends upon our ability to successfully and economically advance new and existing silver and gold properties. Failure to achieve and maintain a competitive position could adversely impact our ability to obtain the financing necessary for us to advance our exploration properties.

Available Information

We make available, free of charge through our website at www.goldenminerals.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Information on our website is not incorporated into this Form 10-K and is not a part of this report. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company also files reports under Canadian regulatory requirements on the System for Electronic Document Analysis and Retrieval ("SEDAR+"). The Company's reports which are filed on SEDAR+ can be found under the Company's SEDAR+ profile at www.sedarplus.ca.

ITEM 1A: RISK FACTORS

Investors in Golden Minerals should consider carefully, in addition to the other information contained in, or incorporated by reference into this Form 10-K, the following risk factors:

Risk Factors related to our Financial Circumstances

There is substantial doubt about whether we can continue as a going concern.

At March 31, 2026, our aggregate cash and cash equivalents totaled approximately $0.9 million. In the absence of additional cash inflows from the sales of certain dormant subsidiary tax losses, equity financing or other external funding or asset sales, the Company's cash balance is expected to be depleted during the second quarter of 2026. Therefore, our continuation as a going concern is dependent upon our achieving future external funding or a strategic transaction. However, there is no assurance that we will be successful in selling tax losses or completing a financing or a strategic transaction. Accordingly, there is substantial doubt as to whether our existing cash resources and working capital are sufficient to enable us to continue our operations for the next twelve months as a going concern. Ultimately, in the event that we cannot obtain additional financial resources, we will have to liquidate our business interests and investors may lose their investment. The accompanying consolidated financial statements have been prepared assuming that our company will continue as a going concern. Continued operations are dependent on our ability to obtain additional financial resources. Such additional financial resources may not be available or may not be available on acceptable terms. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. Such adjustments could be material.

We are an exploration stage company and do not have a source of revenue.

We have a history of operating losses. Although our Rodeo Property generated revenue and free cash flow in 2021 and 2022, that project concluded operations as expected in 2023. We restarted mineral extraction at the Velardeña Properties in late December 2023; however, we elected to shut down mining operations in February 2024 because initial production did not achieve our expected results. Since we were unable to generate sufficient revenue and net operating margins from operating the Velardeña Properties and have subsequently sold these properties, we are dependent on future external financing to fund our corporate expenses and exploration activities. There is no assurance that such financing will be available on acceptable terms or at all (see "— *We may not have access to sufficient future capital.*").

Our results of operations, cash flows and the value of our exploration properties is highly dependent on the market prices of gold and silver and certain base metals, and these prices can be volatile.

The value of our exploration properties is directly related to the market price of gold, silver, and certain base metals. The price of gold and silver may also have a significant influence on the market price of our common stock. The market prices of these metals historically have fluctuated significantly and are affected by numerous factors beyond our control, including: (i) global or regional consumption patterns; (ii) supply of and demand for gold and silver on a worldwide basis; (iii) speculative and hedging activities; (iv) expectations for inflation; (v) political and economic conditions; (vi) supply of, and demand for, consumables required for extraction and processing of metals; and (vii) general economic conditions worldwide. Although metal prices have recently been at historic highs, these metal prices may decline or remain low for prolonged periods of time. This could reduce the value of our exploration properties and we might be unable to advance or develop our exploration properties, which may adversely affect our results of operations, financial performance, and cash flows.

We may not have access to sufficient future capital.

We expect to require additional external financing to fund our continuing business activities.

We do not have a credit or other commercial financing arrangement in place that would finance our general and administrative costs and other working capital needs to fund our continuing business activities in the future, and we believe that securing credit for these purposes would be challenging. In addition, commercial financing arrangements may not be available on favorable terms or on terms that would not further restrict our flexibility and ongoing ability to meet our cash requirements over a reasonable period of time, or at all.

We also may not be able to obtain funding by monetizing additional non-core exploration or other assets at an acceptable price. Although we may be able to access public equity markets, significant equity issuances may be dilutive to our existing stockholders. We may not be able to access public equity markets.

We cannot assure you that we will be able to obtain financing to fund our general and administrative costs and other working capital needs and to fund our continuing business activities in the future on favorable terms or at all. Failure to obtain financing could result in delay or indefinite postponement of exploration, the possible partial or total loss of our interest in our exploration properties, or liquidation of our business interests, and investors may lose their investments.

The December 2024 delisting of our common stock from the NYSE American may result in lower trading volumes and liquidity and lower prices of our common stock and make it more difficult for us to raise capital.

Our common stock was delisted from the NYSE American LLC (the "NYSE American") on December 16, 2024, due to our inability to maintain a minimum amount of stockholders' equity in compliance with Sections 1003(a)(i), (ii) and (iii) of the NYSE American Company Guide (the "Company Guide"). Since our delisting, our common stock has been trading on the OTCQB Venture Market. Our delisting from the NYSE American adversely impacted our trading volume and share price and which are likely to make it more difficult for us to raise capital in the future.

The OTCQB market and the TSX may remove our securities from trading on their marketplaces, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

Our common stock trades on the OTCQB and the TSX. We cannot assure you that our securities will continue to trade on the OTCQB, the TSX or any other marketplace in the future.

To remain eligible for trading on the OTCQB, we must continue to satisfy the marketplace's ongoing eligibility requirements, including minimum bid price, public float, shareholder distribution and reporting requirements, as well as remain in good standing with applicable regulatory authorities. We cannot assure you that we will be able to meet these listing requirements in the future.

In addition, to maintain our listing on the TSX, we must comply with the continued listing requirements of the TSX, including requirements related to financial condition, public float, distribution of securities, timely disclosure obligations, and corporate governance standards. Failure to satisfy the TSX's continued listing criteria, or failure to comply with TSX policies and reporting requirements, could result in the suspension or delisting of our common stock from the TSX.

If our common stock were to be removed from trading on the OTCQB, delisted from the TSX, or otherwise not eligible for trading on an established marketplace, it could significantly limit investors' ability to buy or sell our securities, reduce liquidity, adversely affect the market price of our common stock, and potentially subject our securities to additional trading restrictions, including treatment as a "penny stock" under U.S. securities laws.

Risks Related to our Operations

Competition in the mining industry is intense, and we have limited financial and personnel resources with which to compete.

Competition in the mining industry for desirable properties, investment capital and human capital is intense. Numerous companies headquartered in the United States, Canada, and elsewhere throughout the world compete for properties and human capital on a global basis. We are a small participant in the mining industry due to our limited financial and human capital resources. We presently operate with a limited number of people and we anticipate operating in the same manner going forward. We compete with other companies in our industry to hire qualified employees and consultants when needed to successfully advance our exploration properties. We may be unable to attract the necessary human capital to fully explore our properties and to acquire other desirable properties. Additionally, if we lose key personnel or one or more members of our senior management team, and we fail to develop adequate succession plans, or if we fail to hire or contract for, retain and develop qualified and diverse employees, our business, financial condition, results of operations and cash flows could be harmed. We believe that competition for acquiring mineral properties, as well as the competition to attract and retain qualified human capital, will continue to be intense in the future.

The nature of mineral exploration, mining, and processing activities involves significant hazards, a high degree of risk, and the possibility of uninsured losses.

Exploration for minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our operations are subject to all of the operating hazards and risks normally incident to exploring for minerals, such as; social, community or labor disputes resulting in work stoppages or delays, or related loss of social acceptance of community support; changes to legal and regulatory requirements; unanticipated variations in grade and other geologic problems; environmental hazards; ground and water conditions; access to water for exploration or future operations; difficult surface or underground conditions; industrial accidents; security and technology failures or incidents; metallurgical and other processing problems; mechanical and equipment issues; unusual or unexpected rock formations; personal injury; natural disasters; and decrease in the value of mineralized material due to lower gold, silver and metal prices, any of which could result in damage to, or destruction of, life or property, environmental damage and possible legal liability. We may also not be insured against all interruptions to our operations. Losses from these or other events may cause us to incur significant costs which could materially adversely affect our financial condition and our ability to fund activities on our properties. A significant loss could force us to reduce or suspend exploration of our properties, adversely affect our business, financial condition, results of operations and cash flow and cause us to have to liquidate our business interests and investors to lose their investments.

Our exploration activities, strategic transactions, or any acquisition activities may not be commercially successful and could fail to lead to metal production or fail to add value.

Substantial expenditures are required to acquire mining or exploration properties, establish mineral reserves through drilling and analysis, develop metallurgical processes to extract metal from the ore and develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot be assured that any such activities will be commercially successful, lead to metal production, or add value.

Risks related to our Exploration Activities

Our exploration properties may not contain mineral reserves.

We have not established that our current or previously owned properties contain any mineral reserve, nor can there be any assurance that we will be able to do so. A mineral reserve is defined by the SEC in Regulation S-K 1300 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of Regulation S-K 1300 is extremely remote; our mineral properties may not contain any "reserves" and any funds that we spend on exploration could be lost. Even if we do eventually discover mineral reserves on our properties, there can be no assurance that they can be developed into producing mines and we can extract those minerals. Both mineral exploration and development involve a high degree of risk and few mineral properties which are explored are ultimately developed into producing mines.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

Mineral exploration is highly speculative in nature and frequently results in no or very little return on amounts invested to evaluate a particular property. Substantial expenditures are required to: (i) establish the existence of a potential ore body through drilling and metallurgical and other testing techniques; (ii) determine metal content and metallurgical recovery processes to process metal from the ore; (iii) determine the feasibility of mine development and mineral extraction; and (iv) construct, renovate or expand mining and processing facilities. If we discover a deposit or ore at a property, it usually takes several years from the initial phases of exploration until mineral extraction is possible, if at all. During this time, the economic feasibility of a project may change because of increased costs, lower metal prices or other factors. As a result of these uncertainties, our exploration programs may not result in the identification of proven and probable mineral reserves in sufficient quantities to justify developing a particular property.

We may acquire additional exploration or mining properties, and our business may be negatively impacted if reserves are not located on acquired properties or if we are unable to successfully execute and/or integrate the acquisitions.

We have in the past, and may in the future, acquire additional exploration or mining properties. There can be no assurance that reserves will be identified on any properties that we acquire. We may experience negative reactions from the financial markets if we complete acquisitions of additional properties and reserves are not located on acquired properties. There can be no assurance that we will be able to complete any acquisitions successfully, or that any acquisition will achieve anticipated synergies or other positive results. Any material problems that we encounter in connection with such an acquisition could have a material adverse effect on our business, results of operations and financial position. These factors may adversely affect the trading price of our common stock.

Regulatory Risks

Our operations are subject to ongoing permitting requirements, which could result in delay, suspension or termination of our operations.

Our operations, including our exploration drilling programs, require ongoing permits from governmental and local authorities. The continued evaluation of our Sarita Este/Desierto project and other exploration activities will require additional permits from various governmental authorities. We may also be required to obtain certain property rights and community agreements to access or use our properties. Obtaining or renewing licenses and permits, and acquiring property rights and community agreements, can be complex and time-consuming processes. There can be no assurance that we will be able to acquire all required licenses, permits or property rights or agreements on reasonable terms or in a timely manner, or at all, and that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. If we cannot obtain or maintain the necessary permits or if there is a delay in receiving future permits, our timetable and business plan will be adversely affected and may prevent or make future exploration, mining and processing activities economically unfeasible.

Certain of our primary exploration activities are in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct exploration activities in Argentina and the United States. Argentina and other emerging markets in which we may conduct business have from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting exploration activities in countries with developing economies, including various levels of political, economic, legal and other risks and uncertainties, local acts of violence; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; acts of political corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative gross domestic product growth, high and variable levels of inflation and currency depreciation and devaluation. The Argentine government has not only historically exercised significant influence over the country's economy through changing monetary, taxation, credit, tariff and other policies, but the country's legal and regulatory frameworks have at times suffered radical changes due to political influence and significant political uncertainties as well. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors' rights, new taxation policies including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy and, thereby, our business.

Future changes in applicable laws and regulations, changes in their enforcement or regulatory interpretation, or shifts in the prevailing political climate in Argentina, the United States or any of the countries in which we may conduct exploration activities could adversely affect our business, could negatively impact current or planned exploration activities at our properties or in respect of any of our projects currently in, or projects with which we become involved in, such countries. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration or material fines, penalties or other liabilities.

Most of our properties are subject to extensive environmental laws and regulations, which could materially adversely affect our business.

Our exploration activities are subject to extensive laws and regulations governing land use and the protection of the environment which control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste generation, handling and disposal, the protection of different species of flora and fauna and the preservation of lands. These laws and regulations require us to acquire permits and other authorizations for conducting certain activities. In many countries, there is relatively new comprehensive environmental legislation, and the permitting and the authorization processes may not be established or predictable. We may not be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the cost of our projects and could suspend or delay the commencement of extraction and processing of mineralized material.

Environmental legislation in Argentina and in many other countries is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation in the jurisdictions where our properties are located may adversely affect our business, make our business prohibitively expensive, or prohibit it altogether. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (i) necessitate significant capital outlays, (ii) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects, or (iii) materially adversely affect our future exploration activities.

Many of our properties are located in areas of prior mining activity and we may encounter legacy environmental damage.

Some of our exploration properties or divested properties are located in historic mining districts where prior owners may have caused environmental damage that may not be known to us or to applicable regulators. We have not conducted comprehensive environmental analyses of our mineral properties. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and mining) is not generally available. To the extent environmental hazards may exist on the properties in which we currently hold interests, have sold our interest or may hold interests in the future, that are unknown to us at present and that have been caused by us, or by previous owners or operators, or that may have occurred naturally, and to the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities could have a material adverse effect on our financial condition and results of operations. If we are unable to fully fund the cost of remediation of any environmental condition, we may be required to suspend activities or enter into interim compliance measures pending completion of the required remediation.

Climate change and climate change legislation or regulations could impact our business.

Our exploration properties are subject to physical risks associated with climate change and climate variability, including extreme weather events such as droughts, floods, wildfires, extreme temperatures, increased precipitation or prolonged wet or dry conditions. These events could disrupt access to our exploration sites, damage access roads or infrastructure, delay exploration programs, restrict water availability, or otherwise adversely affect our ability to conduct exploration activities in a timely and cost-effective manner.

Our exploration activities may also be affected by changes in water availability, whether from drought or excessive precipitation. Such conditions could limit drilling or sampling activities, delay permitting approvals, increase environmental mitigation requirements or result in higher costs to maintain our properties in good standing. In certain jurisdictions, including Argentina, climate-related conditions may exacerbate regulatory uncertainty or contribute to delays in obtaining or renewing permits.

U.S. and international legislative and regulatory action intended to ensure the protection of the environment are constantly changing and evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Transitioning our business to meet regulatory, societal and investor expectations may cause us to incur greater costs than originally estimated for new exploration projects and development plans of existing operations.

Mining companies are increasingly required to consider and provide benefits to the communities, regions, and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization, global climate impacts, and other adverse environmental effects resulting from the operation of extractive industries, businesses in general and the mining industry in particular face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations, adjacent regions, and the countries in which they operate, such constituencies benefit and will continue to benefit from their commercial activities. The potential consequences of these pressures include reputational damage, delays, suspension of activities, legal claims, increased costs, increased social investment obligations, difficulty in acquiring permits, and increased taxes and royalties payable to governments and communities.

Title to our exploration properties and rights may be defective or may be challenged.

Our interests in our exploration properties, including Sarita Este and Desierto concessions in Argentina and the Sand Canyon project in Nevada, are derived from concession rights, mining claims, option agreements, and other contractual interests. The validity of these rights depends on interpretation and application of applicable laws and regulations and on the compliance with required procedures, including payment of fees and performance of annual maintenance obligations.

Our policy is to seek to confirm the validity of our rights to, title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance is not available for our mineral properties, and our ability to ensure that we have obtained secure rights to individual mineral properties or mining concessions may be severely constrained. Accordingly, our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to conduct activities on our properties as permitted or to enforce our rights with respect to our properties, and the title to our mineral properties may also be impacted by government action. We have not conducted surveys of all of the exploration properties in which we hold direct or indirect interests and, therefore, the precise area and location of these exploration properties may be in doubt.

In most of the countries in which we operate, failure to comply with applicable laws and regulations relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners. Any such loss, reduction or imposition of partners could have a material adverse effect on our financial condition, results of operations and prospects.

Our Sarita Este/Desierto mining concessions and our other mining concessions in Argentina may be terminated if our obligations to maintain the concessions in good standing are not satisfied, including obligations to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, to provide information or to allow inspections by appropriate agencies. In addition to termination, failure to make timely concession maintenance payments and otherwise comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in reduction or expropriation of entitlements.

Mining concessions in Argentina give exclusive exploration and exploitation rights to the minerals located in the concessions but do not include surface rights to the real property, which requires that we negotiate the necessary agreements with surface landowners. Many of our mining properties require us to contract with the local communities surrounding the properties in order to obtain surface rights to land needed in connection with our mining exploration activities. Our inability to maintain and periodically renew or expand these surface rights on favorable terms or otherwise could have a material adverse effect on our business and financial condition.

The Sand Canyon property consists of unpatented mining claims administered by the U.S. Bureau of Land Management. Unpatented mining claims may be subject to challenges by third parties or governmental authorities and require annual maintenance filings and payments to remain valid. Failure to comply with applicable requirements could result in the loss of such claims.

Some of our costs are subject to exchange control policies, the effects of inflation, and currency fluctuations between the U.S. dollar and the Argentine peso.

Our general administrative costs and some exploration costs and external funding are primarily denominated in U.S. dollars. However, certain costs at our Sarita Este/Desierto properties are denominated in Argentine pesos. These costs principally include electricity, labor, water, maintenance, local contractors and fuel. The appreciation of the foreign currency against the U.S. dollar increases expenses and the cost of purchasing capital assets in U.S. dollar terms in Argentina, which can adversely impact our operating results and cash flows. Conversely, depreciation of the foreign currency decreases operating costs and capital asset purchases in U.S. dollar terms. When inflation in Argentina increases without a corresponding devaluation of the Argentine peso, our financial position, results of operations and cash flows could be adversely affected. The annual average inflation rate in Argentina was approximately 31.5% in 2025, 117.8% in 2024, and 211.4% in 2023. At the same time, the local currency has been subject to fluctuation, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. The value of the Argentine peso decreased by 28.87% in 2025, 21.4% in 2024, and 77.9% in 2023. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies, and geopolitical instability, including ongoing conflicts between Ukraine and Russia and in the Middle East. Continuing increases in inflation could increase our costs of labor and other costs related to our business, which could have an adverse impact on our business, financial position, results of operations and cash flows.

In addition, fluctuations in currency exchange rates may have a significant impact on our financial results. There can be no assurance that the Argentine government will maintain its current policies with regard to its currency or that the value of its currency will not fluctuate significantly in the future. We cannot assure you that currency fluctuations, inflation and exchange control policies will not have an adverse impact on our financial condition, results of operations, earnings and cash flows.

Lack of infrastructure could forestall or prevent further exploration and advancement.

Exploration activities, as well as any advancement activities, depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors that affect capital and operating costs and the feasibility and economic viability of a project. Unanticipated or higher than expected costs and unusual or infrequent weather phenomena, or government or other interference in the maintenance or provision of such infrastructure, could adversely affect our business, financial condition and results of operations.

We may be subject to labor claims and employment-related liabilities arising from current or former operations in Argentina, Mexico and the United States.

We have conducted operations and employed personnel in Argentina, Mexico and the United States, and may continue to do so in connection with exploration or administrative activities. Labor and employment laws in these jurisdictions vary significantly and, in certain cases, may be more protective of employees than in the United States. These laws may impose severance obligations, statutory benefits, social security contributions, termination penalties or other employment-related liabilities.

From time to time, we may be subject to labor claims, employment disputes or administrative proceedings arising from current or former employees or contractors. Such claims may relate to severance, benefits, wages, tax or social security contributions, or other employment matters. Even where we believe claims lack merit, defending such matters can be time-consuming and costly and may require management attention and legal expenses.

In certain jurisdictions, including Argentina and Mexico, labor courts may interpret employment protections broadly, and enforcement practices may increase exposure to unexpected liabilities. Adverse rulings or settlements in labor matters could result in material cash outflows, penalties or additional compliance costs, which could adversely affect our financial condition and liquidity.

Our inability to complete anticipated joint venture or strategic agreements could limit the advancement of our exploration properties.

We have pursued, and may continue to pursue, joint venture or strategic partnership arrangements with third parties in order to advance our exploration properties and share the capital and operational risks associated with mineral exploration. We have not finalized joint venture agreements with certain counterparties, including Cascadero with respect to the Desierto project and Golden Gryphon with respect to the Sand Canyon project.

There can be no assurance that we will successfully negotiate, finalize or complete joint venture or other strategic arrangements on acceptable terms, or at all. The failure to enter into such agreements may require us to fund exploration and holding costs independently and in full, rather than in proportion to our ownership interest, delay advancement of our properties, reduce investor interest in our projects, or result in impairment or abandonment of certain assets.

Additionally, if joint venture and other strategic agreements are not completed, our stock price could be adversely affected. Even if agreements are executed, there can be no assurance that joint venture partners will perform their obligations, provide required funding, or advance the projects as anticipated.

Risks related to our Common Stock

Our stock price may be volatile and as a result shareholders could lose part or all of their investment.

In addition to other risk factors identified in this Form 10-K and due to volatility associated with equity securities in general, the value of a shareholder's investment could decline due to the impact of numerous factors upon the market price of our common stock, including:

- Changes in the worldwide price for the metals for which we explore;
- Adverse results from our exploration efforts;
- Political and regulatory risks and social unrest in the areas in which we operate or in other areas of the world, including the conflicts between Ukraine and Russia and in the Middle East;
- Weather conditions and extreme weather events, including unusually heavy rains;
- Failure to meet our operating budget;
- Decline in demand for our common stock;
- Downward revisions in securities analysts' estimates of or changes in global financial markets and global economies and general market conditions;
- Technological innovations by competitors or in competing technologies;
- Investor perception of our industry or our prospects;
- Lawsuits;
- Economic impact from spread of disease;
- Our ability to integrate and operate the companies and the businesses that we acquire;
- Actions by government or central banks; and
- General economic trends.

Stock markets in general have experienced extreme price and volume fluctuations and the market prices of individual securities have been highly volatile. These fluctuations are often unrelated to operating performance and may materially adversely affect the market price of our common stock. As a result, shareholders may be unable to sell their shares at the desired price.

The existence of a significant number of warrants may have a negative effect on the market price of our common stock.

As of December 31, 2025, we had 7.4 million warrants outstanding with a weighted average exercise price per share of $0.93. The existence of securities available for exercise and resale is referred to as an "overhang," and, particularly if the warrants are "in the money," the anticipation of potential sales could exert downward pressure on the market price of our common stock.

Following delisting of our common stock from the NYSE American in December 2024, our stock may be determined to be a "penny stock," a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

Following delisting of our common stock on the NYSE American effective December 16, 2024, it may be subject to the so-called "penny stock" rules. The SEC has adopted regulations that define a "penny stock" to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a "penny stock," unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our common stock were determined to be a "penny stock," a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market. These factors could significantly negatively affect the market price of our common stock and our ability to raise capital.

General Risks

Our operations may be disrupted, and our financial results may be materially adversely affected by any future pandemic.

Any pandemic may pose a risk to our business and operations. If our employees and consultants become unable to work or travel to our properties due to illness or state or federal government restrictions (including travel restrictions and "shelter-in-place" and similar orders restricting certain activities that may be issued or extended by authorities), we may be forced to reduce or suspend exploration and other activities, which may impact our liquidity and financial results. These restrictions have significantly disrupted economic activity in both the world, national and local economies and have caused volatility in capital markets.

To the extent any pandemic materially adversely affects our business and financial results, as discussed above, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, such as those relating to our exploration activities and financing. We are unable to predict the ultimate adverse impact of any pandemic on our business, which would depend on numerous evolving factors and future developments, including a pandemic's effect on the demand for silver and gold, as well as the response of the overall economy and the financial markets during and after a pandemic and response measures come to an end, the timing of which remains highly unpredictable.

We may not be able to operate successfully if we are unable to recruit, hire, retain and develop key personnel and a qualified and diverse workforce. In addition, we are dependent upon our employees being able to safely perform their jobs, including the potential for physical injuries or illness.

We depend upon the services of a small number of key executives and management personnel. These individuals include our executive officers and other key employees. If any of these individuals were to die, become disabled or leave our company, we would be forced to identify and retain individuals to replace them. We may be unable to hire a suitable replacement on favorable terms should that become necessary.

Our success is also dependent on the contributions of our skilled and experienced consultants and workforce and their ability to safely perform their jobs. To achieve our operating goals, we must be able to recruit, hire, retain and develop qualified and diverse personnel to execute on our strategy. If we experience periods where our employees or consultants are unable to perform their jobs for any reason, including as a result of illness, our business, financial condition, results of operations and cash flows could be adversely affected.

Market factors outside of our control could have significant adverse impacts on our business, operations and/or prospects.

Operating in the volatile and cyclical natural resource industry subjects us to numerous market factors outside of our control that could have significant and sometimes adverse impacts on our business. Such factors could include significant price declines in our industry, inflationary impacts on capital and exploration and operating costs, public opposition, poor financial and operating performance of other companies in the same industry sector, environmental incidents from resource projects, major technological advances that reduce demand for mineral resources, unforeseen regulation, military conflict, terrorism, banking institution stability, or other geopolitical events that broadly impact the global or domestic economy or natural resource industry. To the extent that such events affect attitudes toward investments in the natural resource sector, or impact the overall economic climate, could affect our ability to raise the additional capital needed to continue to advance our projects and business plan.

Global and regional political and economic conditions could adversely impact our business.

Political and economic shifts, both domestic and international, may create uncertainty and pose risks to our operations. Policies related to populism, protectionism, economic nationalism, and attitudes toward multinational corporations could result in regulatory changes, trade barriers, or investment restrictions. Additionally, international trade disputes—including tariffs, counter-tariffs, export controls, sanctions, and currency regulations—may increase costs and disrupt supply chain, operating model, and customer relationships.

Further, market volatility, driven by shifts in U.S. and foreign trade policies, fluctuating interest rates, or currency controls may affect gold prices, capital availability, and investor confidence. Even the perception of these risks could lead to reduced investment, higher production costs, and operational challenges. If such trends continue, they may have a material adverse effect on the business and financial performance.

We are dependent on information technology systems, which are subject to certain risks, including cybersecurity risks and data leakage risks.

We are dependent upon information technology systems in the conduct of our business. Any significant breakdown, invasion, virus, cyberattack, security breach, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively impact our business. To the extent any invasion, cyberattack or security breach results in disruption to our business, loss or disclosure of, or damage to, our data or confidential information, our reputation, business, results of operations and financial condition could be materially adversely affected. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. Although to date we have not experienced any material losses relating to cyberattacks, we may suffer such losses in the future. We may be required to expend significant additional resources to continue to modify or enhance our protective measures. We also may be subject to significant litigation, regulatory investigation and remediation costs associated with any information security vulnerabilities, cyberattacks or security breaches.

The Company could also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into operations. Various measures have been implemented to manage the risks related to the system implementation and modification, but system modification failures could have a material adverse effect on the Company's business, financial position, and results of operations.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 1C: CYBERSECURITY

Risk Management and Strategy

We maintain policies and procedures designed to assess, identify and manage material risks from cybersecurity threats. Given the size and scope of our operations, our information technology systems are supported and managed primarily by third-party service providers. As a result, our cybersecurity risk management processes are integrated into our overall risk management framework and rely in part on the security controls, monitoring practices and risk management procedures of our third-party IT providers.

We periodically evaluate cybersecurity risks that may affect our information systems, including risks arising from potential unauthorized access, ransomware, phishing, data compromise or other cybersecurity incidents that could adversely affect the confidentiality, integrity or availability of our systems or data. In connection with material changes to our business practices or technology environment, we assess whether such changes may alter our exposure to cybersecurity threats.

Our evaluation of cybersecurity risks includes consideration of reasonably foreseeable internal and external threats, the potential likelihood and impact of such risks, and the adequacy of safeguards maintained by us and our service providers. We rely on a combination of internal oversight and third-party service provider controls to manage cybersecurity risks, including access controls, data backup processes and monitoring practices.

To date, we have not experienced any cybersecurity incidents that have materially affected our business strategy, results of operations or financial condition. However, we cannot provide assurance that future cybersecurity incidents will not occur or have a material adverse effect.

Governance

The Board of Directors has oversight responsibility for the Company's overall risk management process, including risks arising from cybersecurity threats. The Board monitors strategic and operational risks facing the Company, and management is responsible for identifying, assessing and managing day-to-day risks, including cybersecurity-related risks.

Management informs the Board of cybersecurity matters as appropriate, including if a cybersecurity threat or incident is identified that could materially affect the Company's business, financial condition or operations. While the Board does not receive scheduled periodic cybersecurity briefings, it is apprised of material developments or significant cybersecurity matters as they arise.

Management is responsible for overseeing cybersecurity risk management activities. Given the size and scope of our operations and our reliance on third-party information technology service providers, cybersecurity oversight is integrated into our broader operational and risk management processes. Management monitors potential cybersecurity risks, evaluates safeguards maintained by the Company and its service providers, and addresses cybersecurity matters as part of routine operational oversight.

We have not experienced any cybersecurity incidents that have materially affected the Company. However, cybersecurity threats are continually evolving, and we cannot provide assurance that future incidents will not have a material adverse effect on our business, financial condition or results of operations.

Cybersecurity Threats

As of December 31, 2025, we have not identified any indication of a cybersecurity incident that would have a material impact on our business and consolidated financial statements. For further discussion of cybersecurity risks, please refer to *Item 1A. Risk Factors*.

ITEM 3: LEGAL PROCEEDINGS

Claims Related to Shutdown or Reduction of Operations

Ten former employees of some of the Company's Mexican subsidiaries filed labor claims in 2024 against the subsidiary companies claiming the companies had not compensated them properly for their termination. As at December 31, 2024, a severance accrual was estimated and recorded in connection with these lawsuits for $230,000. All such claims were settled during 2025 as part of the sale of our Mexican subsidiaries. As at December 31, 2025, there was no severance accrual recorded in our consolidated financial statements.

One supplier of some of the Mexican subsidiaries filed a lawsuit in 2024 against the subsidiary companies for non-payment for services rendered. In total, the supplier is seeking approximately $55,000 and this amount was recorded in accounts payable as of December 31, 2024. As with labor claims, all liabilities related to suppliers was settled as part of the sale of our Mexican subsidiaries in 2025.

In 2025, we received three labor claims against our Argentina subsidiary from former employees seeking compensation. As of December 31, 2025, we have accrued $250,000 for these matters, representing our best estimate of a probable loss. We intend to vigorously defend these claims.

As a result of the Company's reduced or ceased operations in the US, Mexico, and Argentina, the Company has been and may in the future be exposed to claims from former employees, labor unions, suppliers, consultants or contractors and tax and environmental claims, which may individually or in the aggregate be material.

Mexican Mining Concession

In July 2025, the Company was notified by the Mexican Mining Registry of an outstanding balance of approximately $403,000 in fees, penalties, and late fees related to the Rucio mining concession, originally requested by Minera de Cordilleras, a subsidiary that was sold earlier in 2025. Under the terms of the sale the Company would be responsible for this claim.

Based on the Mining Registry files, the Rucio concession was originally requested in 2011 by a former manager of Minera de Cordilleras. The concession was not issued until 2018, and the Company was never notified of its issuance or of any associated payment obligations.

The Company elected not to make payment pending further investigation, and the concession has since been cancelled by the Mining Registry. The Mining Registry has not commenced an enforcement action related to the alleged fees. If filed, the Company plans to challenge the validity of the claim, citing irregularities in the timing of the concession's issuance and notification. The Company initiated a concession annulment action during November 2025.

Unifin Lawsuit

During April 2021, the Company became aware of a lawsuit in Mexico against one of the Company's Mexican subsidiaries, Minera William, S.A. de C.V. ("Minera William"). The plaintiff in the matter was Unifin Financiera, S.A.B de C.V. ("Unifin"). The lawsuit was assigned to the Fifth Specialized Commercial District Court. In November 2022, the

Company was formally served with the complaint in connection with the lawsuit and in December 2022 the Company filed its answer to the complaint. As a preemptive measure, Unifin obtained a preliminary court order freezing Minera William's bank accounts in Mexico, which limited the Company's and Minera William's ability to access approximately $153,000.

The Company and Unifin agreed to settle the dispute in late 2023. During the first quarter of 2024, the Court unfroze the Minera William bank accounts, and the bank remitted the funds to Unifin as per the settlement agreement. The court also published a writ stating that the parties had complied with the settlement agreement and declared that Unifin has withdrawn the lawsuit against Minera William.

On June 13, 2024, the Trial Court published the judgment in the commercial oral proceeding initiated by Unifin against Minera William, Procesadora de Minerales de Durango, and Jorge Alberto Samaniego Mota. Since Unifin and Minera William had previously settled the dispute and Unifin desisted or withdrew its action against Minera William, the company was not condemned in the judgment. Procesadora de Minerales de Durango and Jorge Alberto Samaniego Mota were ordered to pay all the amounts claimed by Unifin. However, the judgment states that Minera William, Procesadora de Minerales de Durango, and Jorge Samaniego Mota are jointly and severally liable to Unifin. The Company believes the Judge should not have ruled on whether or not Minera William was jointly and severally liable. Moreover, the Judge did not assess Minera William's arguments that it was not jointly and severally liable to Unifin. Minera William appealed that ruling as it is clearly contrary to the settlement agreement between Unifin and Minera William.

On June 11, 2025, the Appellate Court dismissed Minera Williams appeal, on the grounds that it lacks legal standing, as the judgment issued in the original proceeding does not cause it any harm. Regarding the risk raised by Minera William concerning a potential repetition action by the co-defendants Procesadora and Samaniego, the Appellate Court found such risk to be unfounded, as it is merely a hypothetical scenario that, to date, has not resulted in any harm to Minera William. The Company currently believes that it is unlikely any future liability will arise from this judgement.

ITEM 4: MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock began trading on the NYSE American under the symbol "AUMN" on March 19, 2010. Effective December 16, 2024, our common stock was delisted from the NYSE American and commenced trading on the OTC Pink Sheets. Effective February 3, 2025, our common stock commenced trading on the OTCQB Venture Marketplace.

Our common stock is also listed on the Toronto Stock Exchange ("TSX"), and trades under the symbol "AUMN".

As of March 31, 2026, we had 104 record holders of our common stock of record based upon the stockholders list provided by our transfer agent, Computershare Trust Company, N.A.

ITEM 6: [RESERVED]

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes beginning on page F-1 in this Form 10-K. This section contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" in this Form 10-K.

Our Company

We were incorporated in Delaware in March 2009 under the Delaware General Corporation Law. We are an exploration company holding or controlling majority interests in the Desierto and Sarita Este concessions, adjoining gold-silver-copper exploration projects located in northwest Salta Province Argentina. We have also earned in a 60% interest in Sand Canyon, an exploration-stage, gold-silver project in northwestern Nevada, and have interests in other immaterial mineral exploration properties located primarily in or near historical precious metals producing regions in Argentina and Mexico. We are primarily focused on advancing exploration activities at the Sarita Este/Desierto project. We continue to review additional exploration opportunities, primarily in South America.

We restarted mining at our Velardeña Properties in December 2023 and continued through the end of February 2024 when it was determined that the initial performance of both the mine and the plant did not achieve expected results. We processed all the mineralized material that had been mined, shut down the sulfide processing plant at the end of March 2024 and held the Velardeña Properties for short-term sale as we evaluated options to realize value from the assets. We entered into the Velardeña Sales Agreements to sell the Velardeña and Chicago mines, both sulfide and oxide processing plants, water wells, and related equipment of the Velardeña Properties to the Velardeña Buyer in exchange for an aggregate purchase price of $5.5 million in cash, plus VAT. The first three of the Velardeña Sales Agreements which included the combined sales of the Velardeña and Chicago mines, the sulfide processing plant and various related equipment were completed on June 20, 2024, and the titles to the assets were transferred to the Velardeña Buyer. The Velardeña Buyer agreed to pay $3.0 million plus VAT on July 1, 2024, to complete the fourth and final of the Velardeña Sales Agreements which covered the oxide processing plant and water wells. We received the $3.0 million purchase price in a series of periodic payments, with the Velardeña Buyer making the final payment on October 10, 2025. With this closing, we have transferred the title to the oxide plant and the water wells to the Velardeña Buyer and have now fully divested our Velardeña operations, allowing us to concentrate our resources on advancing our exploration portfolio.

In October 2024, we completed the sale of Silex Argentina, which was the sole owner of El Quevar, our advanced exploration property in Argentina for $3.5 million. We also completed the sale of our Yoquivo exploration property in Mexico in November 2024 for $570,000 plus VAT and the sale of a Mexican subsidiary holding tax losses for $445,000. In April 2025 we completed the sale of an additional Mexican subsidiary holding tax losses and 5 minor property concessions for $600,000. During December 2025 we completed the sale of two additional subsidiaries in Mexico for $65,000 and transferred net operating losses, inflation-adjusted capital contributions, and several liabilities, including past due payables, labor claims and the Rodeo mining concession, along with its reclamation obligation of approximately $450,000. The Company continues to hold an interest in several remaining exploration properties, including Sarita Este/Desierto, a gold-silver-copper exploration project located in northwest Salta Province Argentina and Sand Canyon, an exploration stage, gold-silver project in northwestern Nevada.

Because we have divested our mining operations at Velardeña and Rodeo, our only near-term opportunity to generate cash flow is from the sale of additional assets or new sources of debt or equity capital. The Company is evaluating and pursuing alternatives to obtain funds to continue as a going concern, including the potential sale of the Company, seeking buyers or partners for certain of the Company's other assets or obtaining equity or other external financing. In the absence of additional cash inflows, the Company anticipates that its cash resources will be exhausted in the second quarter of 2026. If we are unable to obtain additional cash resources or sell the Company, we will be forced to cease operations and liquidate.

2025 Highlights

The Company has achieved a significant reduction in liabilities and a significant decrease in its cost structure through its restructuring efforts in 2024 which continued during 2025. These combined actions have allowed us to strengthen our balance sheet and preserve capital, enabling us to shift focus toward our most promising exploration assets as further described below.

Sarita Este / Desierto Project

The Desierto project, located in the Puna geological region of Salta Province, Argentina, has been the subject of surface exploration that identified zones of alteration, including clay and silica-rich areas typically associated with precious metal systems. The Company controls 67% of the Desierto Project. In 2025 the Company completed joint venture agreements for the Sarita Este property, 51% owned, with Cascadero, and remains in negotiation with Cascadero regarding joint venture arrangements for Desierto. Pending the resolution of the joint venture agreement, the Company anticipates initiating a Phase I drill program designed to test extensions of gold mineralization observed at the adjacent Sarita Este property into Desierto. The timing and scope of any such drilling program will depend on the completion of joint venture agreements and the Company's ability to secure additional funding. Data obtained from the initial drilling program is expected to support refinement of the Desierto geological model and further evaluation of potential synergies with the Sarita Este project**.**

Sand Canyon Project

In January 2025, the Company exercised its option to earn a 60% interest in the Sand Canyon project, located in Humboldt County, Nevada, pursuant to its agreement with Golden Gryphon Explorations, Inc. The parties are currently working to finalize joint venture documentation. The Company is continuing to review and integrate historical exploration data and technical studies to inform future exploration plans.

Sale of Minera de Cordilleras

In April 2025, the Company completed the sale of its wholly owned subsidiary, Minera de Cordilleras S. de R.L. de C.V., for total consideration of $600,000. The subsidiary held five non-core mining concessions in Mexico and accumulated tax loss carryforwards and inflation-adjusted capital contributions.

Sale of Additional Subsidiaries in Mexico

On December 30, 2025, the Company completed the sale of its wholly owned subsidiaries, Servicios Velardeña S.A. de. C.V. and GMC Equipos S.A. de C.V., to a privately held Mexican group. Servicios Velardeña S.A. de. C.V. and GMC Equipos S.A. de C.V. held net operating losses, inflation-adjusted capital contributions, several liabilities including past-due accounts payable, the remaining labor claim in Mexico of $56,000, and the Rodeo mining concession, along with its associated asset retirement obligation with a value of approximately $450,000. This transaction, along with completion of the sale of our Velardeña Properties, represents a significant step forward in the Company's planned exit from Mexico, allowing us to substantially eliminate our liabilities in the country and reduce ongoing overhead and administrative costs to a minimum, enabling us to focus on other regions.

Results of Operations

For the results of operations discussed below, we compare the results of operations for the year ended December 31, 2025, to the results of operations for the year ended December 31, 2024.

Exploration expense. Our exploration expense, including property holding costs and allocated administrative expenses, totaled $0.9 million and $0.6 million for the years ended December 31, 2025 and 2024, respectively. Our costs were higher in 2025 due to option payments on our projects in Argentina as well as recognition of contingent liability for certain labor claims, described below.

Administrative expense. Administrative expenses totaled $2.3 million for the year ended December 31, 2025, compared to approximately $3.6 million for the year ended December 31, 2024. Administrative expenses, including costs associated with being a public company, are incurred primarily by our corporate activities in support of our exploration portfolio. The lower administrative expense we incurred during 2025 is primarily related to our cost reduction efforts.

Stock-based compensation. During the years ended December 31, 2025 and 2024, we incurred approximately $0.3 million and $0.4 million, respectively, of expense related to stock-based compensation. Stock-based compensation varies from period to period depending on the number and timing of awards granted, the type of grant, the market value of the shares on the date of grant and other variables.

Interest and other income, net. We recorded a nominal amount of interest and other income, net for the years ended December 31, 2025 and 2024. Our interest income pertains primarily to the interest earned on cash balances held in bank accounts.

Loss on foreign currency transactions. We recorded a nominal amount of loss on foreign currency transactions for the years ended December 31, 2025 and 2024. Foreign currency gains and losses are primarily related to the effect of currency fluctuations on monetary assets net of liabilities held by our foreign subsidiaries that are denominated in currencies other than U.S. dollars.

Income Taxes. We recorded zero income tax expense for the years ended December 31, 2025 and 2024.

Income (Loss) from discontinued operations, net of taxes. In 2024, certain businesses were classified as assets held for sale and discontinued operations, including the Rodeo and Velardeña Properties in Mexico and the El Quevar property in Argentina. We recognized income from discontinued operations during 2025 of $6.1 million compared to a loss of $3.0 million during the year ended December 31, 2024.

Income (loss) from discontinued operations, net of taxes included the following major components:

- *Sale of metals*. Revenue from the sale of metals decreased from $1.4 million for the year ended December 31, 2024 to $nil for the year ended December 31, 2025 primarily due to ceasing mining operations at the Rodeo and Velardeña Properties.
- *Cost of metals sold*. For the years ended December 31, 2025 and 2024, we recorded $nil and $6.4 million of cost of metals sold, respectively. The decrease in costs was due to the discontinuation of mining operations.
- *Exploration*. These costs primarily include property holding costs, limited exploration activities, and other costs associated with maintaining the projects held for sale. Exploration and other operation costs were $0.9 million compared to $1.1 million for the years ended December 31, 2025 and 2024, respectively, as we continued to wind down the operations at these properties.
- *Reclamation and accretion expense*. During the years ended December 31, 2025 and 2024, we incurred approximately $0.3 million of reclamation expense related to the accretion of asset retirement obligations at the Velardeña and Rodeo properties.
- *Asset impairment expense*. During the year ended December 31, 2024, in accordance with ASC 360, the Company recorded an asset impairment expense of $0.6 million, reducing the remaining book value of the oxide plant and water wells to the salvage value.

- *Other operating income, net.* We recorded a nominal amount of other operating income for the year ended December 31, 2025. We recorded $0.4 million of other operating income for the year ended December 31, 2024 primarily related to toll mineral processing services.
- *Gain on sale of assets held for sale.* We recorded $7.3 million in gain from the sale of Minera de Cordilleras, Servicios Velardeña S.A. de. C.V. and GMC Equipos S.A. de C.V, as well as from the finalization of the sale of the Velardeña Properties during 2025. All amounts received from the Velardeña Buyer were accounted for as deferred revenue and were recorded as gain on sale of assets held for sale upon the receipt of the entire consideration of $3.0 million during 2025. During the year ended December 31, 2024, we recorded $3.6 million of gain on sale of the Velardeña sulfide plant, the Velardeña and Chicago mines, Minera Labri, Silex Argentina, and Yoquivo.
- *Depreciation and amortization.* For the years ended December 31, 2025 and 2024, we recorded $nil and $0.1 million of depreciation and amortization, respectively.

For additional details on the major components of the loss from discontinued operations, please refer to "*Item 8 Financial Statements and Supplementary Data—Note 4. Assets Held for Sale and Discontinued Operations*" in this Form 10-K.

Liquidity, Capital Resources and Going Concern

Liquidity Forecast and Going Concern Qualification

We do not currently have sufficient resources to meet our expected cash needs for a period of twelve months beyond the filing date of this 2025 Annual Report on Form 10-K. At December 31, 2025, we had current assets of approximately $1.9 million, consisting primarily of our cash and cash equivalents, and restricted cash. On the same date, we had accounts payable and other current liabilities of approximately $1.4 million.

The Company's only near-term opportunity to generate cash flow to meet its expected cash requirements is from the sale of its remaining exploration assets, equity or other external financing. The Company is evaluating and pursuing alternatives, including the potential sale of the Company, seeking buyers or partners for the Company's remaining exploration assets or obtaining equity or other external financing. In the absence of additional cash inflows, the Company anticipates that its cash resources will be exhausted in approximately the second quarter of 2026. If we are unable to obtain additional cash resources or sell the Company, we will be forced to cease operations and liquidate.

The Company's consolidated financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. However, as noted above, our continuing long-term operations will be dependent upon our ability to secure sufficient funding to generate future profitable operations. The underlying value and recoverability of the amounts shown as property, plant and equipment in our consolidated financial statements are dependent on our ability to generate positive cash flows from operations and to fund general administrative, and exploration activities that would lead to additional profitable mining and processing activities or to generate proceeds from the disposition of property, plant and equipment.

The ability of the Company to maintain a positive cash balance for a period of twelve months beyond the filing date of this 2025 Annual Report on Form 10-K is dependent upon its ability to generate sufficient cash flow from selling assets, reducing expenses, and raising sufficient funds through equity financings or other external sources. These material uncertainties cast significant doubt on the Company's ability to continue as a going concern. Therefore, the Company cannot conclude that substantial doubt does not exist as to the Company's ability to continue as a going concern for the twelve months following the filing date of this Annual Report on Form 10-K. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities which might be necessary should the Company not continue as a going concern.

2025 Liquidity Discussion

At December 31, 2025, our aggregate cash and cash equivalents totaled $1.3 million, compared to $3.2 million in similar assets held at December 31, 2024. This decrease is the result of the following expenditures and cash inflows for the year ended December 31, 2025.

- $1.0 million cash spent on discontinued operations, primarily related to care and maintenance cost of the projects in Mexico;

- $2.7 million in general and administrative and exploration expenditures.

The above expenditures were partially offset by cash inflows of $1.8 million from the following:

- $1.2 million of proceeds received from the sale of Velardeña Plant 2 and water wells; and

- $0.6 million from the sale of certain Mexican subsidiaries.

Critical Accounting Policies and Estimates

The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have changed. Accounting rules generally do not involve a selection among alternatives, but involve implementation and interpretation of existing rules, and the use of judgment, to the specific set of circumstances existing in our business. Discussed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

Mineral Reserves

We do not have defined mineral reserves pursuant to S-K 1300 and all of our mining properties are in the exploration stage. When and if we determine that a mining property has mineral reserves, subsequent development costs will be capitalized to those properties. When and if we commence extraction at our mining properties with defined mineral reserves, capitalized costs would be charged to operations using the units-of-production method. We cannot be certain that any part of the deposits at our properties will ever be confirmed or converted into S-K 1300 compliant reserves.

Asset Retirement Obligations

We record asset retirement obligations in accordance with ASC 410, "Asset Retirement and Environmental Obligations" ("ASC 410"), which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. According to ASC 410, the fair value of a liability for an asset retirement obligation ("ARO") is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. To the extent that the ARO is related to fixed plant and equipment, an offsetting asset retirement cost is capitalized as part of the carrying value of the assets with which it is associated and depreciated over the useful life of the asset. The Company's asset retirement obligations as at December 31, 2025 were $nil.

Long-Lived Assets

Long-lived assets are recorded at cost and per the guidance of ASC 360 "Long-Lived Assets," we assess the recoverability of our long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If the sum of estimated future net cash flows on an undiscounted basis is less than the carrying amount of the related asset, impairment is considered to exist. The related impairment loss is measured by comparing estimated future net cash flows on a discounted basis or by comparing other market indicators to the carrying amount of the asset.

Functional Currency

Our potential revenue and external funding are primarily denominated in U.S. dollars. Additionally, substantially all of our significant expenditures are made with reference to U.S. dollars. Accordingly, the Company and its subsidiaries use the U.S. dollar as their functional and reporting currency.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and supplementary information filed as part of this Item 8 are listed under Part IV, Item 15, "Exhibits, Financial Statement Schedules" and contained in this Form 10-K at page F-1.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective and designed to provide reasonable assurance that (i) information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

The management of Golden Minerals, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of our controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on our assessment, management has concluded that, as of December 31, 2025, our internal control over financial reporting is effective based on these criteria.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B: OTHER INFORMATION

During the year ended December 31, 2025, no director or Section 16 officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Incorporated by reference from the information in our proxy statement for the 2026 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

We have adopted a code of ethics that applies to all of our employees, including the principal executive officer, principal financial officer, principal accounting officer, and those of our officers performing similar functions. The full text of our code of ethics can be found on the Corporate Governance page on our website. In the event our Board of Directors approves an amendment to or waiver from any provision of our code of ethics, we will disclose the required information pertaining to such amendment or waiver on our website.

The Company has also adopted an insider trading policy, which is available on the Company's website and filed as Exhibit 19.1 to this Form 10-K. The Company's insider trading policy specifically prohibits all directors and employees from engaging in short sales, publicly traded options, puts and calls, forward sale contracts, and other swap, hedging and derivative transactions relating to securities of the Company. The policy also specifically prohibits the Company's executive officers and directors from holding securities of the Company in margin accounts or pledging securities of the Company as collateral for loans.

ITEM 11: EXECUTIVE COMPENSATION

Incorporated by reference from the information in our proxy statement for the 2026 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from the information in our proxy statement for the 2026 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from the information in our proxy statement for the 2026 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference from the information in our proxy statement for the 2026 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

PART IV

ITEM 15: EXHIBITS, FINANCIAL STATEMENT SCHEDULES

    a.   Documents filed as part of this Form 10-K or incorporated by reference:

        (1)   Our consolidated financial statements are listed on the "Index to Financial Statements" on Page F-1 to this report.

        (2)   Financial Statement Schedules (omitted because they are either not required, are not applicable, or the required information is disclosed in the notes to the financial statements or related notes).

        (3)   The following exhibits are filed with this Form 10-K or incorporated by reference.

ITEM 16: FORM 10-K SUMMARY

    Not applicable.

EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Golden Minerals Company (Incorporated by reference to our Current Report on Form 8-K filed March 30, 2009).
3.1.1	First Amendment to the Amended and Restated Certificate of Incorporation of Golden Minerals Company dated September 2, 2011 (Incorporated by reference to our Current Report on Form 8-K filed September 9, 2011).
3.1.2	Second Amendment to the Amended and Restated Certificate of Incorporation of Golden Minerals Company dated May 19, 2016 (incorporated by reference to our Current Report on Form 8-K filed on May 20, 2016).
3.1.3	Third Amendment to the Amended and Restated Certificate of Incorporation of Golden Minerals Company dated June 11, 2020 (incorporated by reference to Appendix A of the Company's Proxy Statement on Schedule 14A filed on March 25, 2021).
3.1.4	Fourth Amendment to the Amended and Restated Certificate of Incorporation of Golden Minerals Company dated May 30, 2023 (incorporated by reference to our Current Report on Form 8-K filed on May 30, 2023).
3.1.5	Fifth Amendment to the Amended and Restated Certificate of Incorporation of Golden Minerals Company dated May 13, 2024 (incorporated by reference to our Current Report on Form 8-K filed on May 14, 2024).
3.2	Amended and Restated Bylaws of Golden Minerals Company (incorporated by reference to our Current Report on Form 8-K filed on March 1, 2023).
4.1	Description of Registrant's Securities (incorporated by reference to our Annual Report on Form 10-K filed on April 15, 2025).
4.2	Form of Series A Warrant (incorporated by reference to our Current Report on Form 8-K filed on July 19, 2019).
4.3	Form of Series A Warrant (incorporated by reference to our Current Report on Form 8-K filed on April 23, 2020).
4.4	Form of Series B Warrant (incorporated by reference to our Current Report on Form 8-K filed on April 23, 2020).
4.5	Form of Common Warrant (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 29, 2023).
4.6	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 29, 2023).
4.7	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.4 to the Company's Current report on Form 8-K filed on November 9, 2023).
4.8	Form of Series A Warrant (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 9, 2023).
4.9	Form of Series B Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 9, 2023).
10.1 #	Form of Indemnification Agreement (incorporated by reference to our Current Report on Form 8-K filed March 30, 2009).
10.2 #	Form of Change of Control Agreement (incorporated by reference to our Current Report on Form 8-K filed March 30, 2009).
10.3 #	Golden Minerals Company Amended and Restated 2023 Equity Incentive Plan (incorporated by reference to our Current Report on Form 8-K filed on May 30, 2025).
10.4 #	Form of Restricted Stock Unit Award Agreement Pursuant to the 2023 Equity Incentive Plan (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 13, 2023).

10.6	Contract of Assignment of Mining Rights between Minera de Cordilleras, S. de R.L. de C.V. and Transformaciones y Servicios Metalurgicos, S.A. de C.V., dated December 1, 2023 (incorporated by reference to our Annual Report on Form 10-K filed on March 19, 2024).
10.7 +	Minera William Plant 2 Asset Contract (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 14, 2024).
10.8 +	Minera William Mine Transfer of Mining Rights Contract (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 14, 2024).
10.9 +	Purchase and Sale Contract with Reservation of Ownership of Minera Labri Plant I Assets (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 14, 2024).
10.10 +	Purchase and Sale Contract with Reservation of Ownership of Mineral William Mining Equipment (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 14, 2024).
10.11 #+	Employment Offer Letter, effective as of August 15, 2024, between Golden Minerals Company and Joseph G. Dwyer (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 19, 2024).
10.12 #+	Engagement letter with Avisar Everyday Solutions Ltd (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 14, 2025).
10.13 ●+	Purchase and Sale Agreement of Minera de Cordilleras between GOLDEN MINERALS SERVICES CORPORATION and EMPRESA Y CAPITAL, S.A.P.I. DE C.V (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 14, 2025).
10.14 ●+	Purchase and Sale Agreement of Minera de Cordilleras between APEX MINING PARTNERS LTD. and VISIÓN Y PROYECCIÓN DE NEGOCIOS, S.A. DE C.V (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 14, 2025).
10.15 ●+	Purchase and Sale Agreement of Minera de Cordilleras between SERVICIOS VELARDEÑA, S.A. DE C.V and EMPRESA Y CAPITAL, S.A.P.I. DE C.V (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 14, 2025).
10.16 ●+	Purchase and Sale Agreement of Minera de Cordilleras between MINERA WILLIAM, S.A. DE C.V. and EMPRESA Y CAPITAL, S.A.P.I. DE C.V (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 14, 2025).
19.1	Insider Trading Policy (incorporated by reference to our Annual Report on Form 10-K filed on April 15, 2025).
21.1 *	Subsidiaries of the Company.
23.1 *	Consent of Haynie & Company.
23.2 *	Consent of Qualified Person (Rehn).
31.1 *	Certification of Chief Executive Officer of Periodic Report Pursuant to Rule 13a-14(a) and Rule 15d-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002).
31.2 *	Certification of Chief Financial Officer of Periodic Report Pursuant to Rule 13a-14(a) and Rule 15d-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002).
32.1 **	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to our Annual Report on Form 10-K filed on March 19, 2024).
101 *	The following items from the Annual Report on Form 10-K for the year ended December 31, 2025 are filed herewith, formatted in Inline XBRL: (A) Cybersecurity; (B) the following financial statements: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements; (C) Insider Trading Policy; and (D) Rule 10b5-1 Trading Arrangements.
104 *	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

*	Filed herewith.
**	Furnished herewith.
#	Indicates management contract or compensatory plan, contract or arrangement.
●	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.
+	Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2026

GOLDEN MINERALS COMPANY
Registrant

By: _____ /s/ PABLO CASTANOS _____

Pablo Castanos
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PABLO CASTANOS Pablo Castanos	President and Chief Executive Officer (Principal Executive Officer)	March 31, 2026
/s/ ANIL S. JIWANI Anil S. Jiwani	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2026
/s/ JEFFREY G. CLEVENGER Jeffrey G. Clevenger	Chairman of the Board of Directors	March 31, 2026
/s/ DEBORAH J. FRIEDMAN Deborah J. Friedman	Director	March 31, 2026
/s/ KEVIN R. MORANO Kevin R. Morano	Director	March 31, 2026
/s/ DAVID H. WATKINS David H. Watkins	Director	March 31, 2026

GOLDEN MINERALS COMPANY
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Golden Minerals Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Minerals Company (the Company) as of December 31, 2025 and 2024, and the related statements of operations, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from continuing operations and has incurred negative cash flows from continuing operating activities. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sale of Assets and Subsidiaries of the Company

As discussed in Note 4 to the financial statements, the Company completed the sale of assets owned by its Mexican subsidiaries and the sale of 100% of the equity of its Argentina subsidiary and reported the results of these disposals as discontinued operations.

We identified the sale of assets and subsidiaries as a critical audit matter because the determination of whether the disposals qualified for discontinued operations presentation under Accounting Standards Codification ("ASC") 205-20 involved significant auditor judgment. Specifically, judgment was required to evaluate whether the disposals represented a strategic shift that has, or will have, a major effect on the Company's operations and financial results. In addition, significant auditor judgment was required to evaluate the identification of the assets and liabilities included in the disposal groups and to assess the measurement of the gain on sale, including the allocation of carrying values to the disposed assets and liabilities. These matters involved complex judgments and a high degree of subjectivity.

Our audit procedures related to this matter included, among others, evaluating management's conclusions regarding discontinued operations classification by assessing whether the disposals constituted a strategic shift in accordance with ASC 205-20. We examined the terms of the sale agreements and evaluated the nature of the assets, liabilities, and operations disposed of to assess whether the disposal groups were appropriately identified. We tested the carrying values of the assets and liabilities included in the disposal groups and recalculated the gain on sale recognized by the Company. In addition, we evaluated whether the related financial statement disclosures were consistent with the applicable requirements of U.S. GAAP.

/s/ Haynie

Haynie
Salt Lake City, Utah
March 31, 2026

We have served as the Company's auditor since 2023.

GOLDEN MINERALS COMPANY
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	December 31, 2025		December 31, 2024	
	(in thousands, except share data)			
Assets				
Current assets				
Cash and cash equivalents (Note 5)	$	1,339	$	3,175
Restricted cash (Note 10)		495		—
Value added tax receivable, net (Note 7)		—		314
Prepaid expenses and other assets (Note 6)		107		364
Current assets held for sale (Note 4)		—		—
Total current assets		1,941		3,853
Property, plant and equipment, net (Note 8)		22		22
Investments (Note 5)		265		265
Right-of-use assets (Note 9)		—		9
Assets held for sale (Note 4)		—		667
Total assets	$	2,228	$	4,816
Liabilities and equity (deficit)				
Current liabilities				
Accounts payable and other accrued liabilities (Note 10)	$	1,364	$	1,625
Other current liabilities (Note 11)		—		42
Current liabilities held for sale (Note 4)		—		1,970
Total current liabilities		1,364		3,637
Other long-term liabilities (Note 11)		—		—
Liabilities held for sale (Note 4)		—		3,281
Total liabilities		1,364		6,918
Commitments and contingencies (Note 16)				
Equity (deficit) (Note 14)				
Common stock, $.01 par value, 100,000,000 shares authorized; 15,053,048 and 15,053,048 shares issued and outstanding, respectively		150		150
Additional paid-in capital		552,849		552,536
Accumulated deficit		(552,135)		(554,788)
Shareholders' equity (deficit)		864		(2,102)
Total liabilities and equity	$	2,228	$	4,816

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States dollars)

	Year Ended December 31,	
	2025	2024
	(in thousands, except per share data)	
Costs and expenses:		
Exploration expense	(932)	(568)
Administrative expense	(2,300)	(3,580)
Stock-based compensation	(313)	(404)
Depreciation expense	—	(1)
Total costs and expenses	(3,545)	(4,553)
Loss from operations	(3,545)	(4,553)
Other income (expense):		
Interest and other income, net	95	75
Gain (loss) on foreign currency transactions	(41)	(83)
Total other income (expense)	54	(8)
Loss from operations before income taxes and discontinued operations	(3,491)	(4,561)
Income taxes (Note 13)	—	—
Loss from continuing operations	(3,491)	(4,561)
Income (loss) from discontinued operations, net of taxes (Note 4)	6,144	(3,039)
Net income (loss)	$ 2,653	$ (7,600)
Net income (loss) per common share – basic		
Continuing operations	$ (0.23)	$ (0.31)
Discontinued operations	0.41	(0.21)
Net income (loss) per common share – basic	$ 0.18	$ (0.52)
Weighted-average shares outstanding – basic	15,052,882	14,721,036
Net income (loss) per common share – diluted		
Continuing operations	$ (0.21)	$ (0.31)
Discontinued operations	0.37	(0.21)
Net income (loss) per common share – diluted	$ 0.16	$ (0.52)
Weighted-average shares outstanding – diluted [1]	16,660,242	14,721,036

---

[1] For the year ended, December 31, 2025, diluted weighted average shares outstanding included 862,719 incremental shares related to unvested restricted stock units, calculated using the treasury stock method Warrants to purchase 7,427,587 shares of common stock were excluded from diluted earnings per share as their exercise price exceeded the average market price of the Company's common stock during the year and therefore were anti-dilutive. Potentially dilutive shares at December 31, 2024, consisting of 1,070,079 equivalent shares related to stock compensation and 10,819,742 equivalent shares related to warrants outstanding, were not included in the calculation of diluted weighted average shares as the impact would be anti-dilutive. See Note 14 for a discussion of stock-based compensation and warrants.

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Equity
	Shares	Amount			
	(in thousands except share data)				
Balance, December 31, 2023	14,084,680	$ 141	$ 552,160	$ (547,188)	$ 5,113
Stock compensation accrued and restricted stock awards granted (Note 14)	46,426	—	404	—	404
KELTIP shares issued net of shares relinquished to cover withholding taxes (Note 14)	433,370	4	(23)	—	(19)
Warrants exercised (Note 14)	488,572	5	(5)	—	—
Net loss	—	—	—	(7,600)	(7,600)
Balance, December 31, 2024	15,053,048	$ 150	$ 552,536	$ (554,788)	$ (2,102)
Stock compensation accrued and restricted stock awards granted (Note 14)	—	—	313	—	313
Net income	—	—	—	2,653	2,653
Balance, December 31, 2025	15,053,048	$ 150	$ 552,849	$ (552,135)	$ 864

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Year Ended December 31,		
	2025		2024
	(in thousands)		
Cash flows from (used in) operating activities:			
Net income (loss)	$ 2,653	$	(7,600)
(Income) loss from discontinued operations	(6,144)		3,039
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation expense	—		1
Loss on trading securities	—		11
Stock-based compensation	313		404
Changes in operating assets and liabilities:			
Value added tax receivable, net	—		2,821
Prepaid expenses and other assets	257		608
Right-of-use assets	9		101
Accounts payable and other accrued liabilities	264		(3,274)
Other current liabilities	(42)		(332)
Other long-term liabilities	—		(28)
Net cash used in operating activities - continuing operations	(2,690)		(4,249)
Net cash used in operating activities - discontinued operations	(991)		(3,488)
Net cash used in operating activities	(3,681)		(7,737)
Cash flows from (used in) investing activities:			
Net cash provided by (used in) investing activities - continuing operations	—		—
Net cash provided by investing activities - discontinued operations	2,340		7,165
Net cash provided by investing activities	2,340		7,165
Cash flows from (used in) financing activities:			
Common stock shares relinquished to pay taxes	—		(19)
Net cash (used in) provided by financing activities - continuing operations	—		(19)
Net cash (used in) provided by financing activities - discontinued operations	—		—
Net cash (used in) provided by financing activities	—		(19)
Net decrease in cash and cash equivalents	(1,341)		(591)
Cash, cash equivalents, and restricted cash, beginning of year	3,175		3,766
Cash, cash equivalents, and restricted cash, end of year	$ 1,834	$	3,175
Supplemental disclosure:			
Interest paid	$ —	$	12
Income taxes paid	$ —	$	—

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of these amounts shown in the consolidated statements of cash flows (in thousands):

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 1,339	$ 3,175
Restricted cash	495	—
Total cash, cash equivalents, and restricted cash	$ 1,834	$ 3,175

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

1. Nature of Operations

We are an exploration company holding majority control in the Desierto and Sarita Este concessions, adjoining gold-silver-copper exploration projects located in northwest Salta Province Argentina, a 60% interest in Sand Canyon, an exploration-stage, gold-silver project in northwestern Nevada and other mineral exploration properties located primarily in or near historical precious metals producing regions in Argentina and Mexico. We are primarily focused on advancing exploration activities at the Sarita Este/Desierto project. We continue to review additional exploration opportunities, primarily in South America.

The Company is considered an exploration stage issuer under the criteria set forth by the SEC under Subpart 1300 of Regulation S-K ("S-K 1300") as the Company has not yet demonstrated the existence of mineral reserves at any of the Company's properties. As a result, and in accordance with U.S. generally accepted accounting principles ("GAAP") for exploration stage companies, all expenditures for exploration and evaluation of the Company's properties are expensed as incurred. As such, the Company's financial statements may not be comparable to the financial statements of mining companies that have proven and probable mineral reserves. Such companies would typically capitalize certain development costs including infrastructure development and mining activities to access the ore. The capitalized costs would be amortized on a units-of-production basis as reserves are mined. The amortized costs are typically allocated to inventory and eventually to cost of sales as the inventories are sold. As the Company does not have proven and probable mineral reserves, substantially all expenditures at the Company's properties were expensed as incurred. The Company cannot be certain that any deposits at any of its properties will ever be confirmed or converted into S-K 1300 compliant "reserves".

2. Liquidity, Capital Resources and Going Concern

We do not currently have sufficient resources to meet our expected cash needs for a period of twelve months beyond the filing date of this 2025 Annual Report on Form 10-K. At December 31, 2025, we had current assets of approximately $1.9 million, including cash and cash equivalents of approximately $1.3 million. On the same date, we had accounts payable and other current liabilities of approximately $1.4 million. As previously disclosed, the Company ceased mining at the Velardeña mines in Mexico during 2024 and subsequently sold the mines and certain related assets. In 2025, we completed the sale of additional Mexican subsidiaries holding the Rodeo mine, labor claim, tax losses and several property concessions and extinguished all related liabilities for these subsidiaries, including our reclamation obligation for Rodeo. During the year ended December 31, 2025, we collected $1.8 million from sale of assets, including completion of the 2024 sale of the Velardeña mines.

The Company's only near-term opportunity to generate cash flow to meet its expected cash requirements is from the sale of additional assets, equity or other external financing. The Company is evaluating and pursuing alternatives, including the potential sale of the Company, seeking buyers or partners for the Company's other assets or obtaining equity or other external financing. In the absence of additional cash inflows, the Company anticipates that its cash resources will be exhausted in approximately the second quarter of 2026. If we are unable to obtain additional cash resources or sell the Company, we will be forced to cease operations and liquidate.

The Company's consolidated financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. However, as noted above, our continuing long-term operations will be dependent upon our ability to secure sufficient funding to generate future profitable operations. The underlying value and recoverability of the amounts shown as property, plant and equipment in our consolidated financial statements are dependent on our ability to generate positive cash flows from operations and to fund general administrative and exploration activities that would lead to additional profitable mining and processing activities or to generate proceeds from the disposition of property, plant and equipment.

The ability of the Company to maintain a positive cash balance for a period of twelve months beyond the filing date of this 2025 Annual Report on Form 10-K is dependent upon its ability to generate sufficient cash flow from selling assets, continue to reduce expenses, and raise sufficient funds through equity financings or other external sources. These material uncertainties cast significant doubt on the Company's ability to continue as a going concern. Therefore, the Company cannot conclude that substantial doubt does not exist as to the Company's ability to continue as a going concern for the twelve months following the filing date of this Annual Report for the year ended December 31, 2025 on Form 10-K. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities which might be necessary should the Company not continue as a going concern.

3.   Summary of Significant Accounting Policies

The Company's consolidated financial statements have been prepared in accordance with GAAP. The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to the recognition of contingent liabilities and the valuation allowances for deferred tax assets. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates under different assumptions or conditions.

The policies adopted, considered by management to be significant, are summarized as follows:

a. *Basis of Consolidation*

All of the Company's consolidated subsidiaries are 100% owned and as such the Company does not have a noncontrolling interest in any of its subsidiaries. All intercompany transactions and balances have been eliminated at consolidation.

b. *Translation of Foreign Currencies*

The Company's income and external funding are primarily denominated in U.S. dollars. Substantially all of the Company's significant expenditures are made with reference to U.S. dollars. Accordingly, the Company and its subsidiaries use the U.S. dollar as their functional and reporting currency.

c. *Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d. *Mining Properties, Exploration and Development Costs*

The Company expenses general prospecting costs and the costs of acquiring and exploring unevaluated mining properties. When and if a mining property is determined to have proven and probable mineral reserves, subsequent development costs will be capitalized to mineral properties. For acquired mining properties with proven and probable mineral reserves, the Company will capitalize acquisition costs and subsequent development costs. When and if mining properties with proven and probable reserves are developed and operations commence, capitalized costs will be charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mining property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized in the accompanying Consolidated Statements of Operations.

As discussed in Note 1, the Company is considered an exploration stage company under the criteria set forth by the SEC since it has not yet demonstrated the existence of mineral reserves at any of the Company's properties. As the Company does not have proven and probable mineral reserves, substantially all costs were expensed as incurred. Such costs are recognized in the Consolidated Statements of Operations based on the nature of the costs.

On a quarterly basis the Company evaluates its exploration properties to determine if they meet the Company's minimum requirements for continued evaluation. The rights to the properties that do not meet the minimum requirements are relinquished and the carrying values, if any, are written off and reflected in *"Exploration expense"* on the accompanying Consolidated Statements of Operations.

e. Assets Held for Sale and Discontinued Operations

We classify long-lived assets, or disposal groups comprised of assets and liabilities, as held for sale in the period in which the following six criteria are met, (i) management, having the authority to approve the action, commits to a plan to sell the property; (ii) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (iii) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (iv) the sale of the property is probable and is expected to be completed within one year; (v) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn, in accordance with ASC 360, Property, Plant and Equipment. A business classified as held for sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the business exceeds its estimated fair value less cost to sell, a loss is recognized. Assets and liabilities related to a business classified as held for sale are segregated in the current and prior balance sheets in the period in which the business is classified as held for sale, resulting in changes to the presentation of certain prior period amounts. The Company ceases depreciation and amortization on long-lived assets (or disposal groups) classified as held for sale and measures them at the lower of carrying value or estimated fair value less cost to sell.

The Company reports the results of operations of a business as discontinued operations if a disposal represents a strategic shift that has (or will have) a major effect on the Company's operations and financial results when the business is classified as held for sale, in accordance with ASC 360, and ASC 205-20, Presentation of Financial Statements – Discontinued Operations. Under ASC 360, assets may be classified as held for sale even though discontinued operations classification is not met. The results of discontinued operations are reported in Net loss from discontinued operations, net of tax in the accompanying Consolidated Statements of Operations for current and prior periods, including any gain or loss recognized on closing or adjustment of the carrying amount to fair value less cost to sell. All other notes to these consolidated financial statements present the results of continuing operations and exclude amounts related to discontinued operations for all periods presented.

f. Property, Plant and Equipment and Long-Lived Asset Impairment

Buildings are depreciated using the straight–line method over the estimated useful lives of the buildings, typically 30 to 40 years, or the estimated life of the mine, whichever is shorter. Mining equipment and machinery, excluding the plant, are depreciated using the straight-line method over useful lives of three to eight years or the lease period, whichever is shorter. Other furniture and equipment are depreciated using the straight-line method over estimated useful lives of three to five years.

As discussed above, the Company does not have any properties with proven or probable mineral reserves.

Property, plant and equipment are recorded at cost and per the guidance of Accounting Standard Codification ("ASC") 360, "Property, Plant and Equipment" ("ASC 360") the Company assesses the recoverability of its property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If the sum of estimated future net cash flows on an undiscounted basis is less than the carrying amount of the related asset, impairment is considered to exist. The related impairment loss is measured by comparing estimated future net cash flows on a discounted basis or by comparing other market indicators to the carrying amount of the asset.

g. Asset Retirement Obligations

The Company records asset retirement obligations ("ARO") in accordance with ASC 410, "Asset Retirement and Environmental Obligations" ("ASC 410"), which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. According to ASC 410, the fair value of an ARO is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. An offsetting asset retirement cost ("ARC") is capitalized as part of the carrying value of the assets with which it is associated and depreciated over the useful life of the asset.

The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. The fair value of the ARO is measured by discounting the expected cash flows using a discount rate that reflects the credit adjusted risk-free rate of interest. The Company records the fair value of an ARO when it is incurred and later adjustments of the ARO are recorded as an adjustment to the corresponding ARC. The ARO is adjusted to reflect the passage of time (accretion cost) calculated by applying the discount rate implicit in the initial fair value measurement to the beginning-of-period carrying amount of the ARO. The Company records accretion costs to expense as incurred.

h. Value Added Taxes

The Company pays value added tax ("VAT") in Mexico as well as other countries. For exploration projects, the amounts paid are generally charged to expense as incurred because of the uncertainty of recoverability. Mexico law allows for certain VAT payments to be recovered through ongoing applications for refunds.

i. Revenue Recognition

The Company recognized revenue from the *"Sale of Metals"* in the Consolidated Statements of Operations following the guidance of ASC 606 "Revenue Recognition". Under the terms of the Company's agreement with its customer, title passed, and revenue was recognized by the Company when the contractual performance obligations of the parties were completed. Refining and transport costs, deducted from the final payments made, were treated as third party costs incurred after the transfer of control on provisional sales, and were therefore netted against revenue on an accrual basis.

j. Stock-Based Compensation

The Company records stock-based compensation awards at fair value on the date of the grant and expenses the awards in the Consolidated Statements of Operations over the requisite employee service period on a straight-line basis (see Note 14). The fair value of the awards is based on the Company's stock price on the date of the grant. The Company recognizes forfeitures as they occur.

k. Leases

The Company has adopted Accounting Standards Update ("ASU") 2016-02 and ASU No. 2018-11, which requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms greater than twelve months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.

l. Net Income (Loss) per Share of Common Stock

Basic income (loss) per share is computed by dividing net income (loss) available to holders of the Company's Common Stock by the weighted average number of shares of Common Stock outstanding for the period. Diluted income (loss) per share reflects the potential dilution that would occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock.

m. Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740, "Income Taxes" ("ASC 740"), on a tax jurisdictional basis. The Company files United States and certain other foreign country income tax returns, and pays taxes reasonably determined to be due. The tax rules and regulations in these countries are highly complex and subject to interpretation. The Company's income tax returns are subject to examination by the relevant taxing authorities and in connection with such examinations, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules within the country involved. In accordance with ASC 740, the Company identifies and evaluates uncertain tax positions and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet.

The Company classifies income tax related interest and penalties as income tax expense.

n. Segment Reporting

We manage our company as one reportable operating segment, exploration activities. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages our business. The Company's CODM is the Company's Chief Executive Officer. Financial information and annual exploration plans and forecasts are prepared and reviewed by the CODM at a consolidated level. The CODM assesses performance for the exploration activities segment and decides how to better allocate resources based on consolidated net income or loss that is reported on the Consolidated Statements of Operations. The Company's objective in making resource allocation

(Expressed in United States dollars)

decisions is to optimize the consolidated financial results. The accounting policies of our exploration activities segment are the same as those described in the summary of significant accounting policies herein. For single reportable segment-level financial information, total assets, and significant non-cash transactions, refer to the accompanying consolidated financial statements.

o. Recently Issued Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU requires enhanced disclosures about significant segment expenses and other segment items that are regularly provided to the chief operating decision maker. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 during the year ended December 31, 2025, and the adoption did not have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 during the year ended December 31, 2025, and the adoption did not have any significant impact on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, which is intended to improve financial reporting by requiring disaggregated disclosure of certain costs and expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied on either a prospective or retrospective basis. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, *Business Combination and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity*. The ASU addresses transactions where the legal acquiree is a variable interest entity ("VIE") that meets the definition of a business, and the acquisition is affected primarily by exchanging equity interests. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting the ASU on its consolidated financial statements.

4. Assets Held for Sale and Discontinued Operations

Velardeña Properties

In December 2023, the Company restarted operations at the Velardeña Properties. In February 2024, it was determined that the initial performance of both the mine and the processing plant did not achieve the expected results. On February 29, 2024, the Company announced that it had elected to discontinue operations at the Velardeña Properties and hold them for sale. Following that date, the Company shut down the Velardeña Properties and held them for sale.

We entered into sales agreements pursuant to which a privately held Mexican company (the "Velardeña Buyer") agreed to purchase the Velardeña and Chicago mines, mining equipment and the sulfide plant, and agreed to purchase the oxide processing plant and water wells.

(Expressed in United States dollars)

The sale of the Velardeña and Chicago mines, the sulfide processing plant and various related equipment pursuant to three of the sales agreements was completed on June 20, 2024, for $2.5 million plus VAT.

The Velardeña Buyer agreed to pay $3.0 million plus VAT on July 1, 2024, to complete the transaction covered by the fourth Velardeña Sales Agreement, which included the oxide processing plant and water wells. In accordance with ASC 360, the Company recorded an asset impairment charge of $411,000 to write down the remaining book value to the amount receivable per the agreement.

The Velardeña Buyer continued to make periodic payments to the Company rather the completing the payment of $3.0 million plus VAT on the date of the sale provided in the agreement. As a result, we did not transfer the title to the oxide plant and the water wells to the Velardeña Buyer during 2024, even though the Velardeña Buyer took operational control of the oxide plant in mid-year 2024. As at December 31, 2024, we had received $1.8 million from the Velardeña Buyer, which balance was shown as deferred revenue within *Current liabilities held for sale* on the Consolidated Balance Sheets. The remaining balance of $1.2 million was received in 2025. The final payment was made, and the sale was completed on October 10, 2025, at which point, we transferred the title to the oxide plant and the water wells to the Velardeña Buyer. Upon completion of the transaction, the deferred revenue previously recorded related to the sale was recognized as part of gain on sale of assets held for sale.

Minera Labri

On August 28, 2024, the Company sold its wholly owned Mexican subsidiary, Minera Labri S.A. de C.V. ("Minera Labri"), to a private Mexican company for approximately $445,000. Minera Labri previously owned the Velardeña Properties' sulfide plant, which together with the Velardeña mines, was sold to the Velardeña Buyer, as described above. At consummation of that sale, Minera Labri held no assets but held net operating losses and inflation-adjusted capital contributions.

Silex Argentina

On August 30, 2024, the Company entered into a binding letter agreement with Butte Energy Inc. ("Butte") pursuant to which Butte acquired 100% of the issued and outstanding shares of Silex Argentina S.A. (the "Silex Shares"), the Company's wholly owned subsidiary that owned the El Quevar Project, located in Argentina. The $3.5 million purchase price of the Silex Shares was paid in cash, as follows: (1) $500,000, as a non-refundable deposit, paid to the Company on September 3, 2024; (2) $500,000 paid to the Company upon execution of the Acquisition Agreement on September 27, 2024; and (3) $2.5 million paid to the Company when the transaction closed on October 24, 2024.

Yoquivo Project

On November 22, 2024, the Company completed the sale of its Yoquivo gold-silver project located in Chihuahua State, Mexico to Advance Metals Limited for total cash consideration of $570,000, plus VAT.

Minera de Cordilleras

In April 2025 the Company, through its subsidiaries, completed the sale of Minera de Cordilleras, a Mexican subsidiary holding tax losses and five minor mining concessions, for $600,000.

Rodeo Property

We held a 100% interest in the Rodeo gold mine (the "Rodeo Property") in Durango state, Mexico. Since we determined that the mineral resource at the Rodeo Property was depleted and was no longer considered to have reasonable prospects for economic extraction, mining activities at the Rodeo Property were concluded during 2023. The Company had recognized an asset retirement obligation of approximately $450,000. The Rodeo Property, including the related asset retirement obligation was sold, along with the sale of certain of our subsidiaries in Mexico, in December 2025 for total cash proceeds of $65,000. As at December 31, 2025, we had no asset retirement obligation.

In connection with the sale, the buyer provided approximately $495,000 to fund the settlement of VAT obligations of the Mexican subsidiaries as part of the transaction closing mechanics. These funds were contractually restricted and held by the Company at December 31, 2025 solely for the purpose of settling the VAT liability, which was paid in January 2026.

The following table summarizes the major line items for the properties and entities described above that are included in *Loss from discontinued operations, net of taxes* in the Consolidated Statements of Operations:

		Year Ended December 31,		
		2025		2024
		(in thousands)		
Revenue				
Sale of metals	$	—	$	1,440
Total revenue		—		1,440
Costs and expenses:				
Cost of metals sold		—		(6,382)
Exploration and other operation costs		(879)		(1,086)
Reclamation expense		(251)		(272)
Asset impairment expense		—		(561)
Other operating income (expense), net		(38)		380
Gain on sale of assets held for sale		7,312		3,564
Depreciation and amortization		—		(122)
Total costs and expenses		6,144		(4,479)
Income (loss) from discontinued operations before income taxes		6,144		(3,039)
Income taxes		—		—
Loss from discontinued operations, net of taxes	$	6,144	$	(3,039)

The following table summarizes the carrying amounts of major classes of assets and liabilities of discontinued operations for each of the periods presented:

	December 31, 2025	December 31, 2024
	(in thousands)	
Assets		
Property, plant and equipment, net[1]	—	667
Total assets held for sale	$ —	$ 667
Liabilities		
Deferred revenue[2]	—	1,820
Other current liabilities[3]	—	150
Total current liabilities held for sale	—	1,970
Asset retirement and reclamation liabilities[4]	—	3,281
Total liabilities held for sale	$ —	$ 5,251

(1) Property, plant and equipment, net at December 31, 2024 consisted of the remaining Velardeña Properties assets.
(2) Deferred revenue at December 31, 2024 represents cash received for the sale of the Velardeña oxide plant.
(3) Other current liabilities at December 31, 2024 consisted of the current portion of asset retirement obligation for the Rodeo Property.
(4) Asset retirement and reclamation liabilities at December 31, 2024 relate to the Rodeo and Velardeña Properties.

Asset Retirement and Reclamation Liabilities

The following table presents the changes in the Company's asset retirement and reclamation liabilities for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Balance at January 1,	$ 3,431	$ 4,246
Changes in estimates, and other	—	(16)
Accretion expense	251	272
ARO liabilities sold	(3,682)	(1,071)
Balance at December 31,	$ —	$ 3,431

5. Cash and Cash Equivalents and Investments

Cash and Cash Equivalents

The Company has reported $1.3 million and $3.2 million in *Cash and cash equivalents* on the Consolidated Balance Sheets at December 31, 2025 and December 31, 2024 respectively. The Company maintains cash balances at financial institutions which may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

(Expressed in United States dollars)

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Long-Term Investments

Investments in equity securities are generally measured at fair value. Gains and losses for equity securities resulting from changes in fair value are recognized in current earnings. If an equity security does not have a readily determinable fair value, the Company may elect to measure the security at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer. At the end of each reporting period, the Company reassesses whether an equity investment security without a readily determinable fair value qualifies to be measured at cost less impairment, considers whether impairment indicators exist to evaluate if an equity investment security is impaired and, if so, records an impairment loss.

Investment in Golden Gryphon Explorations Inc.

Long-term investments at December 31, 2025 and 2024 consist of approximately 1.7 million shares of Golden Gryphon Explorations Inc. (“GGE”). In 2019, the Company entered into an earn-in agreement with GGE for the Sand Canyon project located in northwestern Nevada. In August 2022, pursuant to the second amendment to the earn-in agreement by which the earn-in period was extended an additional year, the Company purchased approximately 1.5 million shares of GGE’s common stock for an aggregate purchase price of $225,000. In August 2023, the Company purchased approximately 200,000 shares of GGE’s common stock for an aggregate purchase price of $40,000.

For a description of the earn-in agreement with GGE, see “Exploration Properties — Sand Canyon” in Item 1 of our Form 10-K.

The GGE investment is accounted for at cost less impairment pursuant to ASC 321 “Accounting for Equity Interests” as there is no ready market for the shares and it is recorded as non-current investments on the Consolidated Balance Sheets. The Company concluded it was impractical to estimate fair value due to the absence of a public market for the stock. The Company identified no events or changes in circumstances that might have had a significant adverse effect on the carrying value of the investment and have therefore not recorded any impairment against the asset.

Credit Risk

The Company invests substantially all of its excess cash with high credit-quality financial institutions or in U.S. government or debt securities. Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and investments, credit risk represents the carrying amount on the balance sheet. The Company mitigates credit risk for cash and equivalents and investments by placing its funds and investments with high credit-quality financial institutions, limiting the amount of exposure to each of the financial institutions, monitoring the financial condition of the financial institutions and investing only in government and corporate securities rated “investment grade” or better. The Company invests with financial institutions that maintain a net worth of no less than $1 billion and are members in good standing with the Securities Investor Protection Corporation.

6. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

	December 31, 2025		December 31, 2024	
	(in thousands)			
Prepaid insurance	$	58	$	109
Recoupable deposits and other		49		255
	$	107	$	364

7. Value Added Tax Receivable, Net

At December 31, 2024, the Company recorded a net VAT paid in Mexico of $0.3 million, related to the Rodeo and Velardeña Properties, as a recoverable asset, which appears in "*Value added tax receivable, net*" on the Consolidated Balance Sheets. Mexico law allows for certain VAT payments to be recovered through ongoing applications for refunds. At December 31, 2024, the Company recorded approximately $172,000 of VAT payable as a reduction to the VAT receivable in Mexico.

As at December 31, 2025, we had no VAT receivable in Mexico. In connection with the sale of the Rodeo Property, the buyer provided approximately $495,000 to fund the settlement of VAT obligations of the Mexican subsidiaries as part of the transaction closing mechanics, the VAT liability was settled in January 2026 (Notes 4 and 10).

The Company has also paid VAT in other countries, primarily related to exploration projects, which has been charged to expense as incurred because of the uncertainty of recoverability.

8. Property, Plant and Equipment, Net

The components of property, plant and equipment, net are as follows:

	December 31, 2025		December 31, 2024	
	(in thousands)			
Mining equipment and machinery	$	158	$	158
Other furniture and equipment		350		350
		508		508
Less: Accumulated depreciation		(486)		(486)
	$	22	$	22

For the years ended December 31, 2025 and 2024, the Company recognized approximately $nil and $1,000, respectively, of depreciation expense.

During 2024, the Company recorded an asset impairment charge of $411,000, reducing the remaining book value of Plant 2 to the salvage value (Note 4), and also recorded an asset impairment charge of $150,000 reducing the remaining book value of the Santa Isabel mineral properties to zero. The Company evaluated its remaining long-lived assets at December 31, 2025 and 2024, and determined that no additional impairment was incurred.

9. Right-of-Use Assets

We leased office space under a contract in June 2019 classified as an operating lease that expired in January 2025. The Company recorded a right-of-use asset of approximately $465,000 and a lease liability of approximately $450,000 during 2019 based on the net present value of the future lease payments discounted at 9.5%, which represented the Company's incremental borrowing rate for purposes of applying the guidance of Topic 842. As required, the Company recognized a single lease cost on a straight-line basis.

Operating lease liabilities are included in "*Other liabilities,*" short term and long term (see Note 11), in the Company's Consolidated Balance Sheets at December 31, 2025 and 2024.

10. Accounts Payable and Other Accrued Liabilities

The Company's accounts payable and other accrued liabilities consist of the following:

	December 31, 2025		December 31, 2024	
	(in thousands)			
Accounts payable and accruals	$	1,058	$	1,209
Accrued employee compensation and benefits		306		399
Income taxes payable (Note 13)		—		17
	$	1,364	$	1,625

December 31, 2025

Accounts payable and accruals at December 31, 2025 are primarily related to amounts due to contractors and joint venture partners in the amounts of $158,000 related to exploration work in Argentina, $405,000 related to corporate administrative and exploration activities, and $495,000 VAT payable. Funds received for settling this VAT payable are recognized as restricted cash.

Accrued employee compensation and benefits at December 31, 2025 consist of $250,000 estimated contingent obligation for the labor claims in Argentina (Note 16), and $56,000 of accrued employee vacation payable.

December 31, 2024

Accounts payable and accruals at December 31, 2024, are primarily related to amounts due to contractors and suppliers in the amounts of $700,000 related to the Rodeo and Velardeña Properties and $500,000 related to corporate administrative and exploration activities.

Accrued employee compensation and benefits at December 31, 2024, consist of $230,000 of accrued severance related to the Company's Velardeña Properties, $100,000 of accrued vacation payable and $69,000 related to salaries, withholding taxes and benefits payable. Included in the $399,000 of accrued employee compensation and benefits is $321,000 related to activities at the Velardeña Properties.

11. Other Liabilities

Other Current Liabilities

The following table sets forth the Company's other current liabilities:

	December 31, 2025		December 31, 2024	
	(in thousands)			
Insurance premium financing	$	—	$	24
Operating lease liability		—		18
	$	—	$	42

12. Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy per ASC 820 "Fair Value Measurement" are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

The following table summarizes the Company's financial assets and liabilities measured on a recurring basis at fair value by respective level of the fair value hierarchy:

	Level 1		Level 2		Level 3		Total	
			(in thousands)					
At December 31, 2025								
Assets:								
Cash and cash equivalents	$	1,339	$	—	$	—	$	1,339
	$	1,339	$	—	$	—	$	1,339
At December 31, 2024								
Assets:								
Cash and cash equivalents	$	3,175	$	—	$	—	$	3,175
	$	3,175	$	—	$	—	$	3,175

The Company's cash equivalents, comprised principally of U.S. treasury securities, are classified within Level 1 of the fair value hierarchy.

At December 31, 2025 and 2024, the Company did not have any financial assets or liabilities classified within Level 2 or Level 3 of the fair value hierarchy.

Non-recurring Fair Value Measurements

The Company recorded a change in estimate to its ARO as of December 31, 2025 and 2024 of approximately $nil and $16,000, respectively (see Note 4), reflecting a change in the fair value of the ARO primarily as the result of changes in assumptions related to the amount and timing of future expenditures used in the determination of future cash flows, the change in inflation assumptions, and the change in the discount rate, following the guidance of ASC 410. The fair value analysis was performed internally by the Company. The valuation falls within Level 3 of the fair value hierarchy.

No other non-recurring fair value adjustments to liabilities or long-lived assets were recorded during the years ended December 31, 2025 and 2024.

13. Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740 on a tax jurisdictional basis. As at December 31, 2025 and 2024 no provision for income taxes was recognized. The Company did not record any current or deferred tax expense during the years ended December 31, 2025 and 2024.

For the year ended December 31, 2025, the loss from continuing operations before income taxes included a domestic loss of approximately $1.1 million and a foreign loss of approximately $1.1 million. For the year ended December 31, 2024, the entire loss from operations before income taxes pertained to the operations in the United States.

A reconciliation of the provision for income taxes computed at the statutory rate to the provision for income taxes as shown in the Consolidated Statements of Operations is summarized below.

		For Year Ended December 31,		
		2025		2024
		(in thousands)		
Tax expense (benefit) at U.S. rate of 21%	$	(458)	(17.27)% $	(1,596) (21.0)%
Other adjustments:				
Rate differential of other jurisdictions		96	3.62%	(221) (2.9)%
Effects of foreign earnings		45,183	1,703.07%	1,564 20.6%
Change in valuation allowance		(46,547)	(1,754.50)%	(12,240)(161.1)%
Provision to tax return true-ups		(483)	(18.21)%	159 2.1%
Exchange rate changes on deferred tax assets		2,094	78.93%	6,459 85.0%
Expired net operating losses		15	0.57%	4,789 63.0%
Other		100	3.78%	1,086 14.3%
Income tax provision	$	—	— $	— —

The Company's state and local income tax effect for the year ended December 31, 2025 primarily relates to filing obligations in the state of Delaware, which constitute substantially all of the state and local income tax effect reflected in the reconciliation above.

The components of the deferred tax assets and deferred tax liabilities are as follows:

		For the year ended December 31,		
		2025		2024
		(in thousands)		
Deferred tax assets:				
Net operating loss carryforwards	$	49,047	$	94,767
Capital loss carryforwards		1,646		1,571
Reclamation costs		—		984
Stock-based compensation		—		360
Property, plant and equipment		1,059		1,327
Other		1,588		1,946
		53,341		100,955
Less: Valuation allowance		(53,052)		(100,210)
Total deferred tax assets		289		745
Deferred tax liabilities:				
Property, plant and equipment		(39)		(497)
Other		(250)		(248)
Total deferred tax liabilities		(289)		(745)
Net deferred tax asset (liability)	$	—	$	—

In accordance with ASC 740, the Company presents deferred tax assets net of its deferred tax liabilities on a tax jurisdictional basis on its Consolidated Balance Sheets. The net deferred tax liability as of December 31, 2025 and 2024 was $nil.

At December 31, 2025 the effect of foreign earnings totaling $45.2 million primarily relates to the disposition of certain foreign subsidiaries, largely associated with operations in Mexico. These transactions resulted in a reduction of deferred tax assets, particularly those related to net operating loss carryforward, as the associated future tax benefits are no longer expected to be realized within the disposed entities.

At December 31, 2025 the Company had net operating loss carryforwards in the U.S. and in certain non-U.S. jurisdictions totaling $199.5 million. In the U.S. there are $97.5 million of net operating loss carryforwards, $29.9 million of which have no expiration, while the remaining losses will expire in future years through 2038. In the remaining non-U.S. countries, there are $7.2 million of net operating loss carryforwards related to Minera William S.A. de C.V., which will expire in future years through 2032, $84.7 million in Spain, which have no expiration date, and $10.1 million in other non-U.S. countries (including Argentina and Canada), which will expire in future years through 2043.

The valuation allowance offsetting the net deferred tax assets of the Company of $53.1 million and $100.2 million at December 31, 2025 and 2024, respectively, relates primarily to the uncertain utilization of certain deferred tax assets, primarily net operating loss carryforwards, in various tax jurisdictions. The Company continually assesses both positive and negative evidence to determine whether it is more likely than not that deferred tax assets can be realized prior to their expiration.

The Company, a Delaware corporation, and its subsidiaries file tax returns in the United States and in various foreign jurisdictions. The tax rules and regulations in these countries are highly complex and subject to interpretation. The Company's tax returns are subject to examination by the relevant taxing authorities and in connection with such examinations, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules within the country involved. In accordance with ASC 740, the Company identifies and evaluates uncertain tax positions and recognizes the impact of uncertain tax positions for which there is less than a more-likely-than-not probability of the position being upheld upon review by the relevant taxing authority. Such positions are deemed to be "unrecognized tax benefits" which require additional disclosure and recognition of a liability within the financial statements. If recognized, none of the unrecognized tax benefits would affect the Company's effective tax rate.

The following table provides a reconciliation of the beginning and ending amount of gross unrecognized tax benefits, which excludes any estimated penalties and interest on all identified unrecognized tax benefits. The Company had no unrecognized tax benefits at December 31, 2025 and 2024.

	The Year Ended December 31,			
	2025		2024	
	(in thousands)			
Gross unrecognized tax benefits at beginning of period	$	—	$	—
Increases for tax positions taken during prior years		—		—
Decreases relating to settlements with taxing authorities		—		—
Reductions due to lapse of statute of limitations		—		—
Gross unrecognized tax benefits at end of period	$	—	$	—

(Expressed in United States dollars)

Tax years as early as 2019 remain open and are subject to examination in the Company's principal tax jurisdictions. The Company does not expect a significant change to its net unrecognized tax benefits over the next twelve months. No interest and penalties were recognized in the Consolidated Statement of Operations for the year ended December 31, 2025 or 2024, and there were no interest and penalties recognized in the Consolidated Balance Sheets as of December 31, 2025 and 2024. The Company classifies income tax related interest and penalties as income tax expense.

14. Equity

Equity Incentive Plans

Under the Company's Amended and Restated 2009 Equity Incentive Plan (the "2009 Plan") awards of the Company's common stock could be made to officers, directors, employees, consultants and agents of the Company and its subsidiaries. Following the adoption of the 2023 Plan, no further awards may be made under the 2009 Plan.

In May 2023, the Company's stockholders approved the Company's 2023 Equity Incentive Plan (the "2023 Plan") to replace the 2009 Plan. Under the 2023 Plan, awards of the Company's common stock may be made to officers, directors, employees, consultants and agents of the Company and its subsidiaries. The 2023 Plan was amended in 2024 to increase the number of shares of common stock of the Company issuable under the plan to 1.4 million shares. The 2023 Plan expires on February 23, 2033. Permitted awards under the 2023 Plan include options, stock appreciation rights, restricted stock, restricted stock units, performance stock units, and other cash and stock-based awards. The Company recognizes stock-based compensation costs using a graded vesting attribution method whereby costs are recognized over the requisite service period for each separately vesting portion of the award.

Restricted Stock Grants

The following table summarizes the status and activity of the Company's restricted stock grants at December 31, 2025 and 2024, and the changes during the years then ended:

	Year Ended December 31,			
	2025		2024	
Restricted Stock Grants	**Number of Shares**	**Weighted Average Grant Date Fair Value Per Share**	**Number of Shares**	**Weighted Average Grant Date Fair Value Per Share**
Outstanding at beginning of year	666	$ 6.00	5,800	$ 8.89
Restrictions lifted during the year	(666)	6.00	(4,600)	9.21
Forfeited during the year	—	—	(534)	9.75
Outstanding at end of year	—	$ —	666	$ 6.00

During the years ended December 31, 2025 and 2024, the Company recognized approximately $3,000 and $20,000, respectively, of stock compensation expense related to the restricted stock grants.

Restricted Stock Units

The 2009 Plan permitted the Company to issue Restricted Stock Units ("RSUs"), which entitle each recipient to receive one unrestricted share of common stock upon termination of the recipient's employment or board service. Also,

(Expressed in United States dollars)

pursuant to the 2009 Plan, the Company's Board of Directors adopted the Non-Employee Director's Deferred Compensation and Equity Award Plan (the "Deferred Compensation Plan"). Pursuant to the Deferred Compensation Plan, non-employee directors received a portion of their compensation in the form of RSUs issued under the 2009 Plan. The 2009 Plan RSUs generally vest on the first anniversary of the grant.

The 2023 Plan permits the Company to issue RSUs, which entitle each recipient to receive one unrestricted share of common stock upon termination of the recipient's employment or board service. Under the 2023 Plan, one-half of the shares vest equally on the first and second anniversaries of the grant date.

The following table summarizes the status and activity of the Company's RSUs at December 31, 2025 and 2024, and the changes during the years then ended:

	Year Ended December 31,			
	2025		2024	
Restricted Stock Units	**Number of Shares**	**Weighted Average Grant Date Fair Value Per Share**	**Number of Shares**	**Weighted Average Grant Date Fair Value Per Share**
Outstanding at beginning of year	1,070,079	$ 2.36	272,409	$ 13.09
Granted during the year	1,500,000	0.18	1,200,000	0.41
Restrictions listed during the year	(100,000)	0.39	—	—
Shares issued during the year	—	—	(373,493)	3.08
Forfeited during the year	—	—	(28,837)	19.47
Outstanding at end of year	2,470,079	$ 1.12	1,070,079	$ 2.36

For the years ended December 31, 2025 and 2024, the Company recognized approximately $310,000 and $381,000, respectively, of stock compensation expense related to the RSUs.

Common Stock Warrants

The following table summarizes the status and activity of the Company's common stock warrants at December 31, 2025 and 2024, and the changes during the years then ended:

	Year Ended December 31,			
	2025		2024	
Common Stock Warrants	**Number of Underlying Shares**	**Weighted Average Exercise Price Per Share**	**Number of Underlying Shares**	**Weighted Average Exercise Price Share**
Outstanding at beginning of year	10,819,742	$ 1.14	11,308,314	$ 1.09
Expired during the year	(3,392,155)	1.61	(488,572)	0.0001
Outstanding at end of year	7,427,587	$ 0.93	10,819,742	$ 1.14

(Expressed in United States dollars)

Warrants outstanding as of December 31, 2025 are as follows:

Common Stock Warrants	Number of Warrants		Exercise Price	Expiration Date
June 2023 Warrants	1,427,587	$	1.90	December 26, 2028
November 2023 Series A Warrants	6,000,000	$	0.70	November 6, 2028
	7,427,587			

All outstanding warrants are recorded in equity at December 31, 2025 and 2024 following the guidance established by ASC 815-40 "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity". The Company's warrants allow for the potential settlement in cash if certain extraordinary events are effected by the Company, including a 50% or greater change of control in the Company's common stock. Since those events have been deemed to be within the Company's control, the Company continues to apply equity treatment for these warrants.

15. Interest and Other Income (Expense), Net

For the years ended December 31, 2025 and 2024, the Company recognized approximately $95,000 and $75,000 respectively of interest and other income primarily related to interest income from cash deposits.

16. Commitments and Contingencies

Unifin Lawsuit

During April 2021, the Company became aware of a lawsuit in Mexico against one of the Company's Mexican subsidiaries, Minera William, S.A. de C.V. ("Minera William"). The plaintiff in the matter was Unifin Financiera, S.A.B de C.V. ("Unifin"). The lawsuit was assigned to the Fifth Specialized Commercial District Court. In November 2022, the Company was formally served with the complaint in connection with the lawsuit and in December 2022 the Company filed its answer to the complaint. As a preemptive measure, Unifin obtained a preliminary court order freezing Minera William's bank accounts in Mexico, which limited the Company's and Minera William's ability to access approximately $153,000.

The Company and Unifin agreed to settle the dispute in late 2023. During the first quarter of 2024, the Court unfroze the Minera William bank accounts, and the bank remitted the funds to Unifin as per the settlement agreement. The court also published a writ stating that the parties had complied with the settlement agreement and declared that Unifin has withdrawn the lawsuit against Minera William.

On June 13, 2024, the Trial Court published the judgment in the commercial oral proceeding initiated by Unifin against Minera William, Procesadora de Minerales de Durango, and Jorge Alberto Samaniego Mota. Since Unifin and Minera William had previously settled the dispute and Unifin desisted or withdrew its action against Minera William, the company was not condemned in the judgment. Procesadora de Minerales de Durango and Jorge Alberto Samaniego Mota were ordered to pay all the amounts claimed by Unifin. However, the judgment states that Minera William, Procesadora de Minerales de Durango, and Jorge Samaniego Mota are jointly and severally liable to Unifin. The Company believes the Judge should not have ruled on whether or not Minera William was jointly and severally liable. Moreover, the Judge did not assess Minera William's arguments that it was not jointly and severally liable to Unifin. Minera William appealed that ruling as it is clearly contrary to the settlement agreement between Unifin and Minera William.

(Expressed in United States dollars)

On June 11, 2025, the Appellate Court dismissed Minera Williams appeal, on the grounds that it lacks legal standing, as the judgment issued in the original proceeding does not cause it any harm. Regarding the risk raised by Minera William concerning a potential repetition action by the co-defendants Procesadora and Samaniego, the Appellate Court found such risk to be unfounded, as it is merely a hypothetical scenario that, to date, has not resulted in any harm to Minera William. The Company currently believes that it is unlikely any future liability will arise from this judgement.

Claims Related to Shutdown or Reduction of Operations

Ten former employees of some of the Company's Mexican subsidiaries filed labor claims in 2024 against the subsidiary companies claiming the companies had not compensated them properly for their termination. As at December 31, 2024, a severance accrual was estimated and recorded in connection with these lawsuits for $230,000. All such claims were settled during 2025 as part of the sale of certain of our Mexican subsidiaries. As at December 31, 2025, there was no severance accrual recorded in our consolidated financial statements.

One supplier of some of the Mexican subsidiaries filed a lawsuit in 2024 against the subsidiary companies for non-payment for services rendered. In total, the supplier is seeking approximately $55,000 and this amount was recorded in accounts payable as of December 31, 2024. As with labor claims, all liabilities related to suppliers was settled as part of the sale of certain of our Mexican subsidiaries in 2025.

In 2025, we received three labor claims against our Argentina subsidiary from former employees seeking compensation. As of December 31, 2025, we have accrued $250,000 for these matters, representing our best estimate of a probable loss. We intend to vigorously defend these claims.

As a result of the Company's reduced or ceased operations in the US, Mexico, and Argentina, the Company has been and may in the future be exposed to claims from former employees, labor unions, suppliers, consultants or contractors and tax and environmental claims, which may individually or in the aggregate be material.

Mexican Mining Concession

In July 2025, the Company was notified by the Mexican Mining Registry of an outstanding balance of approximately $403,000 in fees, penalties, and late fees related to the Rucio mining concession, originally requested by Minera de Cordilleras, a subsidiary that was sold earlier in 2025. Under the terms of the sale the Company would be responsible for this claim.

Based on the Mining Registry files, the Rucio concession was originally requested in 2011 by a former manager of Minera de Cordilleras. The concession was not issued until 2018, and the Company was never notified of its issuance or of any associated payment obligations.

The Company elected not to make payment pending further investigation, and the concession has since been cancelled by the Mining Registry. The Mining Registry has not commenced an enforcement action related to the alleged fees. If filed, the Company plans to challenge the validity of the claim, citing irregularities in the timing of the concession's issuance and notification. The Company initiated a concession annulment action during November 2025.

As of December 31, 2025, no provision has been recorded, as management believes that the outcome of this matter is uncertain and that any potential loss cannot be reasonably estimated.

(Expressed in United States dollars)

17. Foreign Currency

The Company conducts exploration and mining activities primarily in Mexico and Argentina, and gains and losses on foreign currency transactions are related to those activities. The Company’s functional currency is the U.S. dollar but certain transactions are conducted in the local currencies resulting in foreign currency transaction gains or losses.

18. Related Party Transactions

The following sets forth information regarding transactions between the Company (and its subsidiaries) and its officers, directors and significant stockholders.

Accounting and Financial Reporting Services

The Company has outsourced certain aspects of its accounting functions to Avisar Everyday Solutions Ltd. (“Avisar”). The Chief Financial Officer of the Company, effective June 1, 2025, is a director, an officer, and a principal shareholder of Avisar. During the period from June 1, 2025 to December 31, 2025, the Company incurred $84,711 for consulting services provided by Avisar. This amount includes payment for CFO services and the Company does not incur any cash cost to the CFO directly. As of December 31, 2025, the amount owing to Avisar was $13,237.

Directors Compensation

As of December 31, 2025, amounts owned to directors for their fees and expense reimbursements total $211,367 and are included in accounts payable and other accrued liabilities on the Consolidated Balance Sheet (As of December 31, 2024 - $209,408). Additional details regarding individual director compensation are included in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders.

19. Subsequent Events

Equity Compensation Grant

On February 26, 2026, the Company granted 200,000 RSUs to the Company’s CFO under the equity incentive plan. The RSUs vest in two equal installments, with 50% vesting on the first anniversary of the grant date and the remaining 50% vesting on the second anniversary of the grant date, subject to continued service with the Company.

CORPORATE INFORMATION

BOARD OF DIRECTORS

JEFFREY G. CLEVENGER [2, 3]
Chairman

PABLO CASTANOS
President & Chief Executive Officer
Golden Minerals Company

DEBORAH FRIEDMAN [1,3]
Retired Partner and Senior of
Counsel
Davis, Graham & Stubbs, LLP

KEVIN R. MORANO [1, 2]
Managing Principal
KEM Capital LLC

DAVID H. WATKINS [1, 2, 3]
Director
Enduro Metals Corporation

COMMITTEE MEMBERSHIP
1. Audit
2. Compensation
3. Corporate Governance and
Nominating

EXECUTIVE OFFICERS

PABLO CASTANOS
President and Chief Executive
Officer

ANIL JIWANI
Chief Financial Officer

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
1312 17th St., Unit 2136
Denver, Colorado 80202 USA
+1 303 839 5060
www.goldenminerals.com

ANNUAL MEETING
Friday, June 12, 2026
1:00 p.m. MDT
Embassy Suites by Hilton
Denver International Airport
Room Mount Evans
7001 Yampa Street,
Denver, CO 80249

**INVESTOR RELATIONS
CONTACT**
+1 303 839 5060
Investor.Relations@
goldenminerals.com

TRANSFER AGENT
Computershare
P.O. Box 43006
Providence, RI 02940-3006
+1 781 575 3120 or
1 800 962 4284 (in U.S.)

INDEPENDENT ACCOUNTANTS
Haynie & Company
1785 West 2320 South
Salt Lake City, UT 84119
+1 801 972 4800

STOCK INFORMATION
Our common stock trades on the
OTCQB and the Toronto Stock
Exchange, both under the symbol
AUMN.



1312 17th St., Unit 2136
Denver, CO 80202
303-839-5060

www.goldenminerals.com

GOLDEN

MINERALS COMPANY